P.E. 6/30/03

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL
PROCESSING
RECEIVED
AUG 0 8 2003
WASH. D.C.
SECTION

For the month of June 2003
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant's name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___×___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___×___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___×___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 6, 2003 By 

Takashi Hatchoji
Vice President and Executive Officer

This report on Form 6-K contains the following:

1. Annual Report for the year ended March 31, 2003.

Plan //

i.e. HITACHI Plan //



HIGHLIGHTS OF THE YEAR

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

		Millions of yen		Millions of U.S. dollars
	2003	2002	2001	**2003**
For the year:				
Net sales	**¥ 8,191,752**	¥7,993,784	¥ 8,416,982	**$68,265**
Operating income (loss)	**152,967**	(117,415)	342,312	**1,275**
Net income (loss)	**27,867**	(483,837)	104,380	**232**
Cash dividends declared	**20,107**	10,013	36,716	**168**
At year-end:				
Total assets	**10,179,389**	9,915,654	11,246,608	**84,828**
Stockholders' equity	**1,853,212**	2,304,224	2,861,502	**15,443**

		Yen		U.S. dollars
Per share data:				
Net income:				
Basic	**¥ 8.31**	¥(144.95)	¥ 31.27	**$ –**
Diluted	**8.19**	(144.95)	30.32	**–**
Net income per ADS (representing 10 shares):				
Basic	**83**	(1,450)	313	**1**
Diluted	**82**	(1,450)	303	**1**
Cash dividends declared	**6.0**	3.0	11.0	**–**
Cash dividends declared per ADS (representing 10 shares)	**60**	30	110	**1**
Stockholders' equity	**550.76**	690.28	857.27	**5**

Notes: 1. The consolidated figures in this annual report are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥120=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2003. See note 2 of the accompanying notes to consolidated financial statements.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the adoption of EITF Issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" are included as part of operating income (loss). See the consolidated statements of income and note 17 to the consolidated financial statements. The restructuring charges mainly represent impairment losses incurred with the reorganization of the business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio.

CONTENTS

CAUTIONARY STATEMENT

Certain statements contained in this annual report may constitute forward-looking statements which reflect management's current views with respect to certain future events and financial performance based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements and from historical trends include, but are not limited to: rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports; uncertainty as to



Tsutomu Kanai
Chairman of the Board



Etsuhiko Shoyama
President, Chief Executive Officer and Director

Your company has opened a new chapter of structural reforms that target greater corporate value. Guiding these reforms is a new medium-term management plan that started from fiscal 2003 with clear targets for fiscal 2005. We also moved to improve our corporate governance. Hitachi will be more transparent and capable of acting faster.



TO OUR SHAREHOLDERS

In fiscal 2002, net income was ¥27.8 billion, reversing the large loss of fiscal 2001.

OPERATING RESULTS

Net sales for fiscal 2002 edged up 2% to ¥8,191.7 billion (US$68,265 million). Operating income was ¥152.9 billion (US$1,275 million), income before income taxes rebounded to ¥96.8 billion (US$807 million) and net income was ¥27.8 billion (US$232 million), reversing the large losses of fiscal 2001. This reflects the benefits of structural reforms implemented in fiscal 2001. The reversal in earnings also reflects the hard work of all our employees on many fronts. Net cash provided by operating activities climbed 34% to ¥646.5 billion (US$5,388 million). Free cash flow remaining after deducting net cash used in investing activities from net cash provided by operating activities amounted to ¥27.2 billion (US$227 million). Despite a large outflow due to the payment for the acquisition of IBM Corporation's hard disk drive (HDD) operations, we were able to post a positive free cash flow by making rigorously selected investments and improving asset efficiency.

During the year, capital investment decreased 8% to ¥787.4 billion (US$6,562 million) and R&D expenditures decreased 9% to ¥377.1 billion (US$3,143 million).

We raised the annual cash dividend per share from ¥3.0 in fiscal 2001 to ¥6.0 in fiscal 2002 in consideration of the improvement in operating results and other factors.



We moved ahead with structural reforms to transform Hitachi into a "best solutions partner."

"i.e.HITACHI Plan"

In November 1999, we launched the "i.e.HITACHI Plan," which guided us through to the end of the past fiscal year. Our overarching goal under that medium-term management plan was to transform Hitachi into a "best solutions partner" that creates value for customers. We aimed to provide information system services and social infrastructure systems that fully leverage Hitachi's IT and knowledge as well as the key hardware, software and highly functional materials and components they require. And we aspired to becoming a global supplier of total solutions in all of these areas.

Unfortunately, we fell short of our fiscal 2002 targets set forth in this plan, partly due to drastic shifts in our operating environment that were unforeseen when the plan was formulated. Although those events hampered our efforts, we can say with conviction that the direction of the structural reforms, to become our customers' "best solutions partner," was correct. Moreover, since 1999 there have been around 80 new alliances, joint ventures, M&As and reorganizations at Hitachi. The fruits of these actions will become apparent as we move forward.

We reduced materials purchasing costs by more than our goal of 20% over two years. This was achieved by the "Procurement Renewal Project," one of the key elements of our initiative to raise operating efficiency. Another goal we achieved over two and a half years was a 25% reduction in the number of days it takes to turn over inventory and accounts receivable. Called "Project C," this initiative was implemented essentially to improve cash flows.

The "i.e." of "i.e.HITACHI Plan" stands for information electronics, the driving force in transforming Hitachi into a "best solutions partner."



By realigning our business portfolio we will deliver positive FIV in fiscal 2005.

A NEW CHAPTER—"i.e.HITACHI Plan *II*"

We turned to the next chapter in our structural reform program with the unveiling in January 2003 of a new management plan, "i.e.HITACHI Plan *II*." An extension of its predecessor, this plan's central goal is delivering positive FIV* (Future Inspiration Value) in fiscal 2005 by realigning our business portfolio. We will create new businesses that fuse our technologies and knowledge, the greatest strengths of the Hitachi Group, expand targeted businesses and exit certain businesses that accounted for approximately 20% of Hitachi's net sales in fiscal 2002. We will take all new actions that we deem necessary. Realizing positive FIV in fiscal 2005 will require an operating margin of at least 5% and an ROE of at least 8%. By business sector, the operating margin must reach at least 7% in information and telecommunication systems and 4% in power and industrial systems. Another goal is to maintain a single-A grade long-term credit rating.


ADVANCING FROM THE "i.e.HITACHI Plan" TO "i.e.HITACHI Plan II"
i.e.HITACHI Plan
i.e.HITACHI Plan II
Best Solutions Partner

* *FIV is Hitachi's economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.*

During the three-year period ending in March 2006, we foresee an even more difficult operating environment. Expanding sales is not the objective. This is a period during which we aim to create a highly profitable earnings structure by concentrating on targeted businesses.

Over the next two years, we will exit, divest or take other restructuring actions in respect of businesses that generated about 20% of our net sales in fiscal 2002. Businesses targeted for restructuring include those where synergies are limited with main businesses or where positive FIV is difficult to achieve.

The impact of restructuring on our top line will be offset by growing targeted and new businesses. Our plan is predicated on sales in fiscal 2005 being about the same level as in fiscal 2002.



We will provide solutions and products that other companies find hard to emulate.

Hitachi is already undergoing a metamorphosis. In April 2003, Renesas Technology Corp. was formed with Mitsubishi Electric Corporation. This equity-method affiliate integrated the founding partners' semiconductor operations and is focused on system LSIs. We made a strategic move in our HDD operations, too. In December 2002, we acquired IBM Corporation's HDD operations. HDDs is a pivotal field for Hitachi and one where we can leverage a competitive edge as we set our sights on being the world leader. The HDD market is expected to see growth in existing applications, such as PCs and disk array subsystems, as well as in new applications, such as digital consumer electronics.

Hitachi is a corporate group without peers. We have a diverse line of businesses, ranging from information system services to social infrastructure systems. By wedding the powerful and wide-ranging resources of the Hitachi Group, we have the ability to supply solutions and products of value to customers, solutions and products that other companies find hard to emulate. This is a core competence—and a cornerstone for growing corporate value.

We have pinpointed two business domains where we can leverage this ability. One is "New Era Lifeline Support Solutions." These solutions fuse two elements. First is social infrastructure systems, existing lifelines such as electricity and water systems where we have much expertise. Next is information system services, emerging lifelines where we have cutting-edge technologies and knowledge. Fields that give full play to our strengths include the existing SAN/NAS storage solutions business as well as the growing fields of biomedical and strategic outsourcing businesses. In SAN/NAS storage solutions, we command a high share in the global market for high-performance disk array subsystems. We will grow even stronger by combining these systems with data storage management software that employs system operations management technology. Hitachi has a proven track record in these technologies in Japan. In the biomedical business, we established the Medical Strategy Council to spearhead the formulation of Group-wide strategies aimed at increasing the profitability of the mainstay medical diagnostic systems business and rapidly developing new businesses with high growth potential.



We have pinpointed two business domains. One is "New Era Lifeline Support Solutions." The second targeted business is "Global Products Incorporating Advanced Technology."

The second targeted business is "Global Products Incorporating Advanced Technology," hardware and software combining both highly competitive technologies and interdisciplinary knowledge. This has long been a hallmark of Hitachi. Since our establishment in 1910, Hitachi has been identified with the creation of highly reliable products incorporating advanced technology. The HDD and automotive products businesses are two recent illustrations. The latter, for example, is full of potential. Factors such as the expected full-scale adoption of automotive electric-power trains from 2006 spell enormous growth potential in this business. Significantly, Hitachi now has core technologies and products in three key automotive areas—driving, steering and braking—following the consolidation of the former Unisia JECS Corporation (now Hitachi Unisia Automotive, Ltd.) in fiscal 2002. We have established a base for creating high value-added products by marrying automotive technologies with IT and electronics technologies.

EXAMPLES OF TARGETED BUSINESSES
SAN/NAS storage solutions business
Biomedical business
Urban redevelopment business
Strategic outsourcing business
Railway systems business
μ-chip solutions business
HDD business
Automotive products business
Semiconductor production equipment business
Battery business (lithium-ion batteries for automobiles, fuel cells for mobile devices, etc.)

And Hitachi will work further to shift to a highly profitable framework by capturing synergies between the targeted business domains of "New Era Lifeline Support Solutions" and "Global Products Incorporating Advanced Technology."



We moved to improve our corporate governance to make Hitachi more transparent and capable of acting faster.

We have adopted the Committee System, an option for management systems that was made possible by the revised Japanese Commercial Code. In conjunction with the switch to this system, we have added four outside directors to achieve greater transparency in management. Greater decision-making authority has been vested in executive officers to enable them to make bold and speedy business reorganizations and strategic investments, thereby making the management system more agile. Relationships with Group companies will be strengthened by appointing Hitachi directors and executives to the boards of Hitachi's 18 publicly owned Group companies, all of which are adopting the Committee System.

Greater delegation of authority is not restricted to the senior management level. Managers involved in marketing, product development, manufacturing and all other frontline activities will be given clearer goals and greater authority. This will facilitate the resolution of issues closer to where they occur. Other initiatives include actively promoting capable individuals to positions of more responsibility and launching projects that cut across our organization. Employees will thus be given more opportunities to perform on a wider stage so as to bring out their full potential and increase corporate value.

Under the Committee System, the chairman takes on a supervisory role while the president focuses on the execution of business activities. Despite these differing roles, we will continue to focus on maximizing shareholder value. As we strive to realize our goals, we ask for your continued support and understanding in bringing this vision to fruition.

June 25, 2003



Tsutomu Kanai
Chairman of the Board



Etsuhiko Shoyama
President, Chief Executive Officer and Director

SEGMENT INFORMATION

Years ended March 31, 2003, 2002 and 2001

INDUSTRY SEGMENTS

		Millions of yen			Millions of U.S. dollars
		2003	2002	2001	**2003**
Sales	Information & Telecommunication Systems	**¥ 1,899,651**	¥ 1,829,661	¥ 1,796,084	**$ 15,831**
	Electronic Devices	**1,570,069**	1,487,200	2,011,717	**13,084**
	Power & Industrial Systems	**2,297,068**	2,266,895	2,321,104	**19,142**
	Digital Media & Consumer Products	**1,205,551**	1,170,744	1,053,199	**10,046**
	High Functional Materials & Components	**1,248,550**	1,250,248	1,467,345	**10,405**
	Logistics, Services & Others	**1,449,594**	1,430,825	1,599,369	**12,080**
	Financial Services	**579,267**	567,138	592,774	**4,827**
	Subtotal	**10,249,750**	10,002,711	10,841,592	**85,415**
	Eliminations & Corporate items	**(2,057,998)**	(2,008,927)	(2,424,610)	**(17,150)**
	Total	**8,191,752**	7,993,784	8,416,982	**68,265**
Operating income (loss) (note 2 on page 11)	Information & Telecommunication Systems	**¥ 110,523**	¥ 35,757	¥ 48,921	**$ 921**
	Electronic Devices	**(23,242)**	(163,633)	118,128	**(194)**
	Power & Industrial Systems	**53,253**	55,004	77,269	**444**
	Digital Media & Consumer Products	**6,204**	(14,675)	1,541	**52**
	High Functional Materials & Components	**18,301**	(22,024)	83,415	**152**
	Logistics, Services & Others	**10,352**	3,257	8,437	**86**
	Financial Services	**12,067**	37,403	44,146	**101**
	Subtotal	**187,458**	(68,911)	381,857	**1,562**
	Eliminations & Corporate items	**(34,491)**	(48,504)	(39,545)	**(287)**
	Total	**152,967**	(117,415)	342,312	**1,275**

MAIN PRODUCTS AND SERVICES

■ Information & Telecommunication Systems
Systems Integration
Software
Disk Array Subsystems
Hard Disk Drives
Servers
Mainframes
PCs
Wireless Communication Base Stations

■ Electronic Devices
System LSIs
Memories
Multi-Purpose Semiconductors
LCDs
Semiconductor Manufacturing Equipment
Testing and Measurement Equipment
Medical Electronics Equipment

■ Power & Industrial Systems
Nuclear Power Plants
Thermal Power Plants
Hydroelectric Power Plants
Industrial Machinery and Plant Construction
Air-Conditioning Equipment
Construction Machinery
Rail Vehicles
Elevators
Escalators
Automotive Products
Environmental Control Systems

■ Digital Media & Consumer Products
Optical Disk Drives
TVs
Mobile Phones
LCD Projectors
Room Air Conditioners
Refrigerators
Washing Machines
Batteries
Video Tapes
Information Storage Media

■ High Functional Materials & Components
Wires and Cables
Copper Products
Ductile Cast-Iron Products
Forged and Cast-Steel Products
Specialty Steels
Magnetic Materials
Chemical Products
Electrical Insulating Materials
Synthetic Resins
Carbon Products
Printed Circuit Boards
Fine Ceramics

■ Logistics, Services & Others
General Trading
Transportation
Property Management

■ Financial Services
Loan Guarantees
Leasing
Insurance Services

GEOGRAPHIC SEGMENTS

				Millions of yen	Millions of U.S. dollars
		2003	2002	2001	2003
Sales					
Japan	Outside customer sales	¥ 6,290,654	¥ 6,134,554	¥ 6,557,736	$ 52,422
	Intersegment transactions	1,026,916	892,562	1,148,587	8,558
	Total	7,317,570	7,027,116	7,706,323	60,980
Asia	Outside customer sales	651,228	607,041	550,303	5,427
	Intersegment transactions	351,006	349,337	415,946	2,925
	Total	1,002,234	956,378	966,249	8,352
North America	Outside customer sales	802,582	830,959	863,349	6,688
	Intersegment transactions	38,753	45,382	48,141	323
	Total	841,335	876,341	911,490	7,011
Europe	Outside customer sales	379,615	364,840	395,809	3,164
	Intersegment transactions	28,382	32,268	27,513	236
	Total	407,997	397,108	423,322	3,400
Other Areas	Outside customer sales	67,673	56,390	49,785	564
	Intersegment transactions	2,645	2,359	4,254	22
	Total	70,318	58,749	54,039	586
	Subtotal	9,639,454	9,315,692	10,061,423	80,329
	Eliminations & Corporate items	(1,447,702)	(1,321,908)	(1,644,441)	(12,064)
	Total	8,191,752	7,993,784	8,416,982	68,265
Operating income (loss) (note 2 on page 11)					
Japan		¥ 155,684	¥ (70,420)	¥ 303,359	$ 1,297
Asia		18,357	(5,090)	45,032	153
North America		6,336	(21,053)	7,037	53
Europe		6,720	4,007	13,109	56
Other Areas		2,097	1,842	1,246	18
	Subtotal	189,194	(90,714)	369,783	1,577
	Eliminations & Corporate items	(36,227)	(26,701)	(27,471)	(302)
	Total	152,967	(117,415)	342,312	1,275

SALES BY MARKET

				Millions of yen	Millions of U.S. dollars
		2003	2002	2001	2003
Japan	**Sales**	¥5,546,543	¥5,444,662	¥5,791,300	$46,221
	Percentage of Net Sales (%)	68	68	69	
Outside Japan	**Asia**	1,017,439	896,050	966,870	8,479
	Percentage of Net Sales (%)	12	11	11	
	North America	890,684	930,629	903,800	7,423
	Percentage of Net Sales (%)	11	12	11	
	Europe	537,029	513,310	550,968	4,475
	Percentage of Net Sales (%)	7	6	7	
	Other Areas	200,057	209,133	204,044	1,667
	Percentage of Net Sales (%)	2	3	2	
	Subtotal	2,645,209	2,549,122	2,625,682	22,044
	Percentage of Net Sales (%)	32	32	31	
	Total	8,191,752	7,993,784	8,416,982	68,265

OTHERS

		Millions of yen			Millions of U.S. dollars
		2003	2002	2001	2003
Capital investment (Property, plant and equipment)	Information & Telecommunication Systems	¥ 72,752	¥ 89,769	¥ 89,937	$ 606
	Electronic Devices	91,297	114,602	224,201	761
	Power & Industrial Systems	70,739	74,549	75,073	589
	Digital Media & Consumer Products	35,135	38,677	45,486	293
	High Functional Materials & Components	60,676	80,232	108,813	506
	Logistics, Services & Others	30,828	40,125	30,199	257
	Financial Services	467,678	472,129	465,213	3,897
	Subtotal	829,105	910,083	1,038,922	6,909
	Eliminations & Corporate items	(41,609)	(53,804)	(67,827)	(347)
	Total	787,496	856,279	971,095	6,562
Depreciation (Property, plant and equipment)	Information & Telecommunication Systems	¥59,139	¥ 69,219	¥ 63,046	$ 493
	Electronic Devices	112,786	162,146	149,566	940
	Power & Industrial Systems	70,175	62,944	63,960	585
	Digital Media & Consumer Products	40,841	44,025	44,507	340
	High Functional Materials & Components	73,055	81,827	83,023	609
	Logistics, Services & Others	28,836	36,351	35,027	240
	Financial Services	91,591	69,349	62,278	763
	Subtotal	476,423	525,861	501,407	3,970
	Eliminations & Corporate items	3,851	3,557	4,100	32
	Total	480,274	529,418	505,507	4,002
R&D expenditures	Information & Telecommunication Systems	¥ 121,379	¥ 136,714	¥ 153,744	$ 1,011
	Electronic Devices	105,549	116,706	128,414	880
	Power & Industrial Systems	64,634	63,733	66,060	539
	Digital Media & Consumer Products	33,875	37,593	37,297	282
	High Functional Materials & Components	41,741	47,501	43,896	348
	Logistics, Services & Others	8,553	11,983	5,339	71
	Financial Services	1,423	1,218	829	12
	Total	377,154	415,448	435,579	3,143
Assets	Information & Telecommunication Systems	¥ 1,702,104	¥1,307,248	¥ 1,342,252	$14,184
	Electronic Devices	1,345,835	1,246,285	1,582,447	11,215
	Power & Industrial Systems	2,194,445	2,060,169	2,230,193	18,287
	Digital Media & Consumer Products	782,420	743,515	820,212	6,520
	High Functional Materials & Components	1,298,973	1,349,133	1,520,718	10,825
	Logistics, Services & Others	1,016,599	1,051,712	1,191,298	8,472
	Financial Services	1,932,459	2,114,367	2,193,057	16,104
	Subtotal	10,272,835	9,872,429	10,880,177	85,607
	Eliminations & Corporate items	(93,446)	43,225	366,431	(779)
	Total	10,179,389	9,915,654	11,246,608	84,828

		2003	2002	2001
Number of employees	Information & Telecommunication Systems	**86,630**	69,966	67,015
	Electronic Devices	**42,470**	42,705	51,308
	Power & Industrial Systems	**81,869**	76,523	81,172
	Digital Media & Consumer Products	**34,722**	35,612	40,155
	High Functional Materials & Components	**51,887**	54,881	59,562
	Logistics, Services & Others	**29,998**	28,483	28,448
	Financial Services	**4,448**	4,500	4,277
	Others	**3,745**	5,071	5,255
	Corporate	**3,803**	3,776	3,747
	Total	**339,572**	321,517	340,939

Notes: 1. This information is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the adoption of EITF Issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" are included as part of operating income (loss). See the consolidated statements of income and note 17 to the consolidated financial statements. The restructuring charges mainly represent impairment losses incurred with the reorganization of the business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio.

3. The Company has changed the industry segment classification starting from the year ended March 31, 2002. Figures for the year ended March 31, 2001 have been restated to reflect the reclassifications.

INFORMATION & TELECOMMUNICATION SYSTEMS









SOFTWARE AND SERVICES

In software and services, sales rose compared with the previous fiscal year. Software sales declined due to a drop in software development demand and other factors. This outweighed continuing firm sales of software products such as system operation management software, which commands the top share in the Japanese market. In services, sales increased due to solid sales in the public sector for systems related to e-government projects. On the downside, sales of systems to financial institutions decreased.

Earnings rose in both software and services.



HARDWARE

The hardware sector saw an increase in sales. Storage products, one of Hitachi's core businesses, recorded increased sales, underpinned by strong sales of new models of disk array subsystems and hard disk drives (HDDs). Server operations saw sales climb as Hitachi expanded production under OEM agreements. But telecommunications sales declined due to lower demand.



Earnings improved markedly year on year. This turnaround reflected higher earnings in storage products, servers and other areas, as well as the benefits of structural reforms in telecommunications operations.


HITACHI
4GB
Microdrive

In December 2002, in a move aimed at reinforcing its HDD business, Hitachi acquired the HDD operations of IBM Corporation, currently Hitachi Global Storage Technologies. In April 2003, Hitachi's HDD operations were integrated with this company. Hitachi Global Storage Technologies has the top market share for HDDs for mobile applications and the broadest product lineup in the industry. With its world-class R&D capabilities, Hitachi Global Storage Technologies has set the goal of becoming the preeminent player in the HDD industry.

ELECTRONIC DEVICES



SEMICONDUCTORS

Sales in semiconductor operations in fiscal 2002 rose and, while earnings improved substantially from the previous fiscal year, these operations still face challenges. The improved performance reflected a market upswing and benefits of structural reforms implemented in the previous fiscal year.

By sector, system LSIs saw solid results continue for LCD drivers for mobile phones with color LCD panels and microcontrollers for automotive applications. However, performance in system memories was sluggish due to factors such as delays in developing large-capacity flash memories. In DRAMs, a decline in prices weighed on this sector. Multi-purpose semiconductors were buoyed by strong demand for high-power amplifier modules used in GSM-standard mobile phones.

In April 2003, Renesas Technology Corp. was formed as an equity-method affiliate from the integration of the semiconductor operations of Hitachi, Ltd. and Mitsubishi Electric Corporation. Focused on system LSI operations, the new company has a world-leading market share in microcontrollers. In addition, Renesas Technology will continue to deliver stable earnings from microcontrollers, analog and discrete devices, while establishing leading positions in the mobile communications, network and PC, automotive, and digital consumer electronics markets in the system LSI field.


RENESAS
Everywhere you imagine.





DISPLAYS

Sales were flat year on year and, while earnings improved from the previous fiscal year, these operations still face challenges. The improvement reflected the termination of CRTs for PC monitors, and efforts to cut fixed costs. Large-size thin-film transistor (TFT) LCDs, which were hard hit by falling prices, saw sales drop. Sharp growth in sales of small and medium-size TFT LCDs reflected expansion in demand for mobile phones with color LCD panels. Sales of picture tubes for projection TVs also climbed sharply.

In October 2002, Hitachi Displays, Ltd. was established by separating the Display Group from the parent company in order to facilitate faster decision-making.

HITACHI HIGH-TECHNOLOGIES CORPORATION

Sales rose on growth in electronic device systems, life science systems, and information systems and electronic components. And earnings rose with life science systems making a strong contribution, buoyed by increased sales of DNA sequencers and other products.

HITACHI MEDICAL CORPORATION

Both sales and earnings declined year on year. Growth in magnetic resonance imaging systems was negated by lower sales of X-ray CT systems and other products.

POWER & INDUSTRIAL SYSTEMS









POWER SYSTEMS

The domestic power generation systems market slumped in fiscal 2002 as electric power companies curbed capital expenditures due to lackluster electricity demand. Both sales and earnings fell short of year-earlier levels mainly as a result of a precipitous drop in sales of maintenance services for nuclear and thermal power generation plants and substations. On the other hand, sales of power plants increased.



INDUSTRIAL SYSTEMS

Industrial systems also saw sales and earnings fall. Sales of industrial plants, water and sewage facilities, air-conditioning equipment and other systems declined due to lower levels of capital expenditures in Japan. One noteworthy development during the fiscal year was the April 2002 establishment of Hitachi Industrial Equipment Systems Co., Ltd. following the separation of the Industrial Components & Equipment Group from the parent company and its integration with manufacturing, maintenance and services subsidiaries. In another move, Hitachi sold its air separation plant business to Nippon Sanso Corporation in March 2003 as part of a policy of prioritizing resources.



AUTOMOTIVE PRODUCTS

In automotive products, sales and earnings both increased. Sales were lifted by the consolidation of Hitachi Unisia Automotive in October 2002, as mentioned earlier. In addition, solid sales of automotive products were recorded overseas.



BUILDING SYSTEMS

In building systems, sales of elevators and escalators increased year on year. Nevertheless, sales of building systems as a whole decreased due to stiff price competition in elevator and escalator maintenance and services in Japan. Earnings rose due to success in cutting fixed costs.

HITACHI CONSTRUCTION MACHINERY CO., LTD.

Sales increased as a result of a continuation of strong sales of construction machinery to overseas customers, particularly in China. Earnings improved sharply in fiscal 2002, on the higher sales and lower fixed costs.

HITACHI PLANT ENGINEERING & CONSTRUCTION CO., LTD.

Sales of clean rooms and services for the installation of power facilities declined as capital expenditures in Japan dropped. Consequently, both sales and earnings were down year on year.

DIGITAL MEDIA & CONSUMER PRODUCTS









DIGITAL MEDIA

Sales in this sector increased year on year. Although mobile phone sales declined due to delays in developing new models, sales were strong for optical disk drives for PCs, notably recordable DVD drives, at Hitachi-LG Data Storage, Inc. Furthermore, sales of projection TVs remained healthy to the North American market, and LCD projectors did well in the European and Southeast Asian markets. In Japan, continuing growth was recorded in sales of plasma TVs, where Hitachi has the top share in the Japanese market. There was an improvement in earnings due partly to the benefits of structural reforms implemented in the previous fiscal year.



HOME APPLIANCES

Sector sales and earnings dipped below fiscal 2001 levels. In Japan, consumer preference for lower-priced products amid the economic slump and falling sales prices hurt results of Hitachi's three mainstay products: room air conditioners, refrigerators and washing machines.



In April 2002, the Consumer Products Group was separated from the parent company and integrated with two manufacturing subsidiaries to form Hitachi Home & Life Solutions, Inc. in a move to facilitate more flexible utilization of resources.


maxell
Li-ion

HITACHI MAXELL, LTD.

Sales were flat as growth in large-capacity computer tapes, recordable DVDs and rechargeable batteries, notably lithium ion batteries for mobile phones, was negated by soft demand for floppy disks, VHS video tapes, MiniDiscs and other products. Earnings, however, increased due to an improvement in the utilization rate in rechargeable battery operations and cost reductions in audio-video tape operations.

HIGH FUNCTIONAL MATERIALS & COMPONENTS









HITACHI CHEMICAL CO., LTD.

Sales rose year on year. Sales of electronics-related products grew, paced by increased sales for semiconductor materials such as epoxy molding compounds, anisotropic conductive films for LCDs and multilayer printed circuit boards. In chemical-related products, although automotive molded parts and scintillators for positron emission tomography (PET) fared well, overall growth in sales was modest because of lower sales of batteries and other products. In housing equipment and environmental facilities, sales declined as a whole due to sluggish sales for prefabricated bathroom units and household-use domestic wastewater treatment systems.

Earnings increased year on year due mainly to cost cutting.



HITACHI METALS, LTD.

Sales were on a par with the previous fiscal year. In high-grade metal products and materials, sales increased due to growth in automotive components and materials to the U.S. as well as IC lead frame materials and display-related materials. Contrastingly, sales in electronics and IT devices fell year on year as lower sales of magnet components outweighed higher sales for IT equipment. In high-grade casting components for automobiles, sales increased as heat-resistant iron castings and aluminum wheels fared well. However, high-grade ductile castings declined as the company ceased production of unprofitable products. In construction components, plant and equipment, sales were down due to soft demand in Japan.

Earnings improved substantially year on year. The benefits of structural reforms were mainly responsible for this improvement.





HITACHI CABLE, LTD.

Sales decreased from the previous fiscal year. In wires and cables, sales declined sharply due to a dramatic drop-off in sales of submarine fiber-optic cables and falling sales for power cables. In information systems and electronic components, sales rose on growth in information transmission system and semiconductor-related products, although sales of optical components decreased. In copper products, although copper tubes saw a decrease, sales rose due to increased sales for lead frames for semiconductor packaging materials and other products. In electric equipment, construction and others, sales dropped year on year because sales were slow for automotive hoses and the number of construction projects declined.

Hitachi Cable's earnings remained unsatisfactory as an improvement in information systems and electronic components was negated by lower earnings in wires and cables.

LOGISTICS, SERVICES & OTHERS







HITACHI TRANSPORT SYSTEM, LTD.

Sales were down marginally and earnings declined from the previous fiscal year. In the domestic distribution business, sales increased on steady sales from the logistics solutions business. Higher sales in this sector offset lower sales in general cargo and in-factory distribution. In the overseas distribution business, sales rose year on year owing to a strong performance by the air cargo business in North America and Asia, which offset a decline in seaborne freight. In other businesses, sales decreased significantly due to factors such as the absence of sales from Tokyo Monorail Co., Ltd., which was sold in February 2002.

OTHERS

Overseas-based general trading companies Hitachi America, Ltd., Hitachi Europe Ltd. and Hitachi Asia Ltd. saw growth in sales of HDDs and other products.

The "μ-chip," the world's smallest contactless IC chip, was selected by a steel maker for use in the supply chain management of steel products. Furthermore, the chip has been selected for use in the admission ticket system at the 2005 World Exposition to be held in Japan.

FINANCIAL SERVICES




HITACHI CARD
MasterCard

HITACHI CAPITAL CORPORATION

Although volume rose slightly over the previous fiscal year, the core finance sector turned in a lackluster performance. Earnings fell year on year.

In the finance sector, volume was flat, with large orders for leased software negated by lower volumes of automobile, home appliance and housing loans due to sluggish consumer spending. Leasing volume to corporate clients was lackluster as companies held back on capital expenditures. Earnings declined due to factors such as lower interest rates.

In other financial services, volume rose over the previous fiscal year. Growth was primarily due to expansion in the card business, notably multi-functional IC cards, and in the securitization and outsourcing businesses. Earnings declined on account of higher selling, general and administrative and other operating expenses.

CORPORATE GOVERNANCE


Nominating Committee
Audit Committee
Compensation Committee
(report)
(appoint, authorize to decide, supervise)
President and Chief Executive Officer
Senior Executive Committee
Business Groups
Corporate Divisions
Strengthen Cooperation
Nominating Committee
Audit Committee
Compensation Committee
(report)
(appoint, authorize to decide, supervise)

In June 2003, Hitachi strengthened its corporate governance by adopting the Committee System, an option for management systems that was made possible by the revised Japanese Commercial Code. This new management system creates an agile framework for the execution of core strategies contained in "i.e.HITACHI Plan *II*," medium-term management plan. At the same time, the addition of four outside directors to the Board of Directors will make management of Hitachi highly transparent.

Facilitating Faster Management

The Committee System clearly distinguishes between supervision and execution. Under the system, the Board of Directors is responsible for management oversight, while executive officers are responsible for execution of business operations. Vested with greater decision-making authority, executive officers will initiate bold and speedy business reorganizations and strategic investments.

Highly Transparent Management

The Board of Directors is made up of 13 directors, four of whom are from outside Hitachi. Three directors serve concurrently as executive officers. Chairman of the Board, Tsutomu Kanai, however, does not serve concurrently as an executive officer. Outside directors were chosen for their work experience and will play a major role in deciding fundamental management policies and executing management oversight. In accordance with the Commercial Code of Japan, a Nominating Committee, Audit Committee and Compensation Committee were also established within the Board of Directors, with outside directors representing the majority of members of each committee. Although positioned within the Board of Directors, the Nominating Committee decides on proposals to the General Meeting of Shareholders for the appointment and dismissal of directors, the Audit Committee decides on proposals to the General Meeting of Shareholders for the appointment and dismissal of independent auditors, and their decisions about proposals can not be reversed by the Board of Directors. The Compensation Committee has sole discretion about deciding remuneration for directors and executive officers.

Group Management Strategy

Hitachi's 18 publicly owned Group companies are also adopting the Committee System in June 2003. Accompanying this move, Hitachi directors and executive officers serve concurrently as directors and committee members at Group companies. Hitachi has also set up a Group Management Committee. This will establish a strategically integrated management system for the Group and greatly strengthen management oversight of Group companies.

BOARD OF DIRECTORS

(As of June 25, 2003)


Tsutomu Kanai


Etsuhiko Shoyama


Yoshiki Yagi


Yoshiro Kuwata


Shigemichi Matsuka


Kotaro Muneoka


Ginko Sato


Hiromichi Seya


Akira Chihaya


Toshiro Nishimura


Hiroshi Kuwahara


Takashi Kawamura


Masayoshi Hanabusa

CHAIRMAN OF THE BOARD **Tsutomu Kanai***(1)(3)*

DIRECTORS

* **Etsuhiko Shoyama**(1)(3)	***Representative Executive Officer President, Chief Executive Officer and Director***
* **Yoshiki Yagi**	***Representative Executive Officer Executive Vice President, Executive Officer and Director***
* **Yoshiro Kuwata**	***Representative Executive Officer Executive Vice President, Executive Officer and Director***
Shigemichi Matsuka*(2)*	
Kotaro Muneoka(2)	
Ginko Sato(1)(2)	*President, Japan Association for the Advancement of Working Women*
Hiromichi Seya(1)(2)(3)	*Chairman of the Board, Asahi Glass Co., Ltd.*
Akira Chihaya(3)	*Representative Director and Chairman of the Board of Directors, Nippon Steel Corporation*
Toshiro Nishimura(1)(2)(3)	*Senior Partner of Nishimura & Partners*
Hiroshi Kuwahara	
Takashi Kawamura	
Masayoshi Hanabusa	

** Denotes directors who serve concurrently as executive officers.*

Numbers in parentheses beside names show committee membership: (1)Nominating Committee, (2)Audit Committee, and (3)Compensation Committee. Italicized numbers in bold type show committee chairmen.

EXECUTIVE OFFICERS


Etsuhiko Shoyama


Yoshiki Yagi


Yoshiro Kuwata


Kazuo Kumagai


Katsukuni Hisano


Takao Matsui


Isao Ono


Masaharu Sumikawa


Michiharu Nakamura


Hiromi Kuwahara

REPRESENTATIVE EXECUTIVE OFFICER
PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Etsuhiko Shoyama

REPRESENTATIVE EXECUTIVE OFFICERS
EXECUTIVE VICE PRESIDENTS, EXECUTIVE OFFICERS AND DIRECTORS

Yoshiki Yagi — *Finance and Corporate Auditing*

Yoshiro Kuwata — *Business Development and Global Business*

REPRESENTATIVE EXECUTIVE OFFICERS
EXECUTIVE VICE PRESIDENTS AND EXECUTIVE OFFICERS

Kazuo Kumagai — *Legal Matters, Corporate Communications and Sales Operations*

Katsukuni Hisano — *Automotive Systems Business*

SENIOR VICE PRESIDENTS AND EXECUTIVE OFFICERS

Takao Matsui — *Corporate Marketing and Sales Operations*

Isao Ono — *Information & Telecommunication Systems Business*

Masaharu Sumikawa — *Power & Industrial Systems Business and Production Engineering*

Michiharu Nakamura — *Research & Development and New Businesses*

Hiromi Kuwahara — *Corporate Strategy and Human Resources*

VICE PRESIDENTS AND EXECUTIVE OFFICERS

Minoru Tsukada — *Sales Operations (Kansai Area)*

Yoshito Tsunoda — *Urban Planning and Development Systems Business*

Hiroaki Nakanishi — *Global Business*

Tadahiko Ishigaki — *Corporate Marketing*

Shozo Saito — *Power Systems Business*

Manabu Shinomoto — *Platform and Network Systems Business*

Takuya Tajima — *Social and Industrial Infrastructure Systems Business*

Takashi Hatchoji — *Legal Matters, Corporate Communications and Corporate Auditing*

Kazuo Furukawa — *Information & Telecommunication Systems Business*

EXECUTIVE OFFICERS

Makoto Ebata — *Group Management*

Yasuo Sakuta — *Intellectual Property*

Takao Suzuki — *Sales Operations (Chugoku Area)*

Koichiro Nishikawa — *Business Development*

Tsugio Momose — *Digital Media Business*

Kazuhiro Mori — *Sales Operations (Chubu Area)*

Iwao Hara — *Human Resources*

Takashi Miyoshi — *Finance*

Taiji Hasegawa — *Automotive Systems Business*

Masahiro Hayashi — *System Solutions Business*

FINANCIAL SECTION

CONTENTS

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries
March 31, 2003 and 2002

Assets	Millions of yen 2003	Millions of yen 2002	Thousands of U.S. dollars (note 2) 2003
Cash and cash equivalents	¥ **828,171**	¥1,029,374	**$ 6,901,425**
Short-term investments (note 3)	**186,972**	178,933	**1,558,100**
Trade receivables, net of allowance for doubtful receivables and unearned income–2003 ¥40,520 million ($337,667 thousand); 2002 ¥35,891 million:			
Notes (note 7)	**153,587**	204,855	**1,279,892**
Accounts (notes 4 and 7)	**1,903,640**	1,895,150	**15,863,667**
Inventories (note 5)	**1,187,529**	1,214,399	**9,896,075**
Prepaid expenses and other current assets (note 9)	**496,490**	457,392	**4,137,416**
Investment in leases (notes 6 and 7)	**437,076**	527,432	**3,642,300**
Investments and advances, including affiliated companies (note 3)	**726,442**	834,907	**6,053,683**
Property, plant and equipment (notes 6 and 10):			
Land	**445,283**	383,781	**3,710,692**
Buildings	**1,838,853**	1,748,509	**15,323,775**
Machinery and equipment	**5,709,409**	5,510,651	**47,578,408**
Construction in progress	**67,909**	97,790	**565,908**
	8,061,454	7,740,731	**67,178,783**
Less accumulated depreciation	**5,460,404**	5,226,307	**45,503,366**
Net property, plant and equipment	**2,601,050**	2,514,424	**21,675,417**
Other assets (notes 8 and 9)	**1,658,432**	1,058,788	**13,820,267**
	¥10,179,389	¥9,915,654	**$84,828,242**

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	Millions of yen 2003	Millions of yen 2002	Thousands of U.S. dollars (note 2) 2003
Short-term debt (note 10)	**¥ 825,860**	¥ 833,838	**$ 6,882,167**
Current installments of long-term debt (notes 6 and 10)	**502,586**	366,083	**4,188,217**
Trade payables:			
Notes	**71,934**	92,799	**599,450**
Accounts	**1,140,130**	991,037	**9,501,084**
Accrued expenses	**799,211**	882,148	**6,660,092**
Income taxes (note 9)	**54,091**	60,518	**450,758**
Advances received	**252,861**	334,172	**2,107,175**
Other current liabilities (note 9)	**358,555**	324,670	**2,987,958**
Long-term debt (notes 6 and 10)	**1,512,152**	1,798,303	**12,601,267**
Retirement and severance benefits (note 11)	**1,932,646**	1,049,054	**16,105,383**
Other liabilities (note 9)	**124,573**	80,064	**1,038,108**
Total liabilities	**7,574,599**	6,812,686	**63,121,659**
Minority interests	**751,578**	798,744	**6,263,150**
Stockholders' equity:			
Common stock (notes 10 and 12)	**282,032**	282,032	**2,350,267**
Capital surplus (note 12)	**562,214**	527,010	**4,685,117**
Legal reserve (note 13)	**111,309**	110,751	**927,575**
Retained earnings (notes 10 and 13)	**1,655,029**	1,643,248	**13,791,908**
Accumulated other comprehensive loss (note 15)	**(755,525)**	(258,484)	**(6,296,042)**
Treasury stock (note 14)	**(1,847)**	(333)	**(15,392)**
Total stockholders' equity	**1,853,212**	2,304,224	**15,443,433**
Commitments and contingencies (note 16)			
	¥10,179,389	¥9,915,654	**$84,828,242**

CONSOLIDATED STATEMENTS OF INCOME

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (note 2)
	2003	2002	2001	**2003**
Revenues:				
Net sales (note 4)	**¥8,191,752**	¥7,993,784	¥8,416,982	**$68,264,600**
Interest income	**14,158**	22,481	32,428	**117,983**
Dividends received	**8,921**	6,134	9,641	**74,342**
Other income (note 17)	**23,658**	7,424	27,544	**197,150**
Total revenues	**8,238,489**	8,029,823	8,486,595	**68,654,075**
Costs and expenses:				
Cost of sales	**6,240,493**	6,184,396	6,155,023	**52,004,108**
Selling, general and administrative expenses	**1,798,292**	1,926,803	1,919,647	**14,985,767**
Interest charges	**34,338**	45,830	58,759	**286,150**
Other deductions (note 17)	**68,538**	458,866	29,511	**571,150**
Total costs and expenses	**8,141,661**	8,615,895	8,162,940	**67,847,175**
Income (loss) before income taxes and minority interests	**96,828**	(586,072)	323,655	**806,900**
Income taxes (note 9)	**52,662**	(71,114)	164,861	**438,850**
Income (loss) before minority interests	**44,166**	(514,958)	158,794	**368,050**
Minority interests	**16,299**	(31,121)	54,414	**135,825**
Net income (loss)	**¥ 27,867**	¥ (483,837)	¥ 104,380	**$ 232,225**

Net income (loss) per share (note 18):	Yen			U.S. dollars (note 2)
Basic	**¥8.31**	¥(144.95)	¥31.27	**$0.07**
Diluted	**¥8.19**	¥(144.95)	¥30.32	**$0.07**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

			Millions of yen	Thousands of U.S. dollars (note 2)
	2003	2002	2001	**2003**
Common stock (notes 10 and 12):				
Balance at beginning of year	**¥ 282,032**	¥ 281,754	¥ 281,738	**$ 2,350,267**
Conversion of convertible debentures	**–**	278	16	**–**
Balance at end of year	**¥ 282,032**	¥ 282,032	¥ 281,754	**$ 2,350,267**
Capital surplus (note 12):				
Balance at beginning of year	**¥ 527,010**	¥ 501,243	¥ 499,081	**$ 4,391,750**
Conversion of convertible debentures	**370**	359	1,069	**3,083**
Increase arising from issuance of common stock and other	**34,834**	25,408	1,093	**290,284**
Balance at end of year	**¥ 562,214**	¥ 527,010	¥ 501,243	**$ 4,685,117**
Legal reserve (note 13):				
Balance at beginning of year	**¥ 110,751**	¥ 109,815	¥ 106,885	**$ 922,925**
Transfers from retained earnings	**554**	978	2,971	**4,617**
Transfers to minority interests arising from conversion of subsidiaries' convertible debentures	**(24)**	(5)	(17)	**(200)**
Transfers from (to) minority interests arising from issuance of subsidiaries' common stock and other	**28**	(37)	(24)	**233**
Balance at end of year	**¥ 111,309**	¥ 110,751	¥ 109,815	**$ 927,575**
Retained earnings (notes 10 and 13):				
Balance at beginning of year	**¥1,643,248**	¥2,157,136	¥2,082,541	**$13,693,733**
Net income (loss)	**27,867**	(483,837)	104,380	**232,225**
Cash dividends	**(10,013)**	(28,373)	(28,371)	**(83,442)**
Transfers to legal reserve	**(554)**	(978)	(2,971)	**(4,617)**
Net transfer to minority interests arising from conversion of subsidiaries' convertible debentures	**(291)**	(64)	(347)	**(2,425)**
Net transfer from (to) minority interests arising from newly consolidated subsidiaries and other	**(5,228)**	(636)	1,904	**(43,566)**
Balance at end of year	**¥1,655,029**	¥1,643,248	¥2,157,136	**$13,791,908**
Accumulated other comprehensive loss (note 15):				
Balance at beginning of year	**¥ (258,484)**	¥ (188,446)	¥ 17,442	**$ (2,154,033)**
Other comprehensive loss, net of reclassification adjustments	**(495,861)**	(69,948)	(205,111)	**(4,132,175)**
Net transfer from (to) minority interests arising from conversion of subsidiaries' convertible debentures	**30**	1	(9)	**250**
Net transfer to minority interests arising from issuance of subsidiaries' common stock and other	**(1,210)**	(91)	(768)	**(10,084)**
Balance at end of year	**¥ (755,525)**	¥ (258,484)	¥ (188,446)	**$ (6,296,042)**
Treasury stock (note 14):				
Balance at beginning of year	**¥ (333)**	¥ –	¥ –	**$ (2,775)**
Acquisition for treasury	**(1,514)**	(333)	–	**(12,617)**
Balance at end of year	**¥ (1,847)**	¥ (333)	¥ –	**$ (15,392)**
Total stockholders' equity	**¥1,853,212**	¥2,304,224	¥2,861,502	**$15,443,433**
Comprehensive loss (note 15):				
Net income (loss)	**¥ 27,867**	¥ (483,837)	¥ 104,380	**$ 232,225**
Other comprehensive loss arising during the year	**(492,476)**	(114,912)	(194,560)	**(4,103,967)**
Reclassification adjustments for net loss (gain) included in net income (loss)	**(3,385)**	44,964	(10,551)	**(28,208)**
Comprehensive loss	**¥ (467,994)**	¥ (553,785)	¥ (100,731)	**$ (3,899,950)**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

			Millions of yen	Thousands of U.S. dollars (note 2)
	2003	2002	2001	**2003**
Cash flows from operating activities (note 20):				
Net income (loss)	**¥ 27,867**	¥ (483,837)	¥ 104,380	**$ 232,225**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	**480,274**	529,418	505,507	**4,002,283**
Impairment loss for long-lived assets	**8,474**	46,115	–	**70,617**
Deferred income taxes	**(35,526)**	(182,072)	12,505	**(296,050)**
Equity in earnings of affiliated companies	**15,803**	35,756	(2,559)	**131,692**
Gain on sale of investments and subsidiaries' common stock	**(54,849)**	(4,035)	(17,437)	**(457,075)**
Impairment of investment in securities	**65,828**	76,867	6,876	**548,567**
Loss (gain) on disposal of rental assets and other property	**(14,064)**	59,687	19,165	**(117,200)**
Income (loss) applicable to minority interests	**16,299**	(31,121)	54,414	**135,825**
(Increase) decrease in receivables	**2,280**	450,904	(72,035)	**19,000**
(Increase) decrease in inventories	**7,994**	261,229	(128,477)	**66,617**
(Increase) decrease in prepaid expenses and other current assets	**3,170**	(999)	(38,234)	**26,417**
Increase (decrease) in payables	**96,777**	(271,698)	95,855	**806,475**
Increase (decrease) in accrued expenses and retirement and severance benefits	**(71,969)**	70,813	8,171	**(599,742)**
Increase (decrease) in accrued income taxes	**(5,825)**	(48,174)	26,337	**(48,542)**
Increase (decrease) in other liabilities	**11,989**	(69,671)	(62,858)	**99,908**
Other	**91,996**	43,684	23,823	**766,633**
Net cash provided by operating activities	**646,518**	482,866	535,433	**5,387,650**
Cash flows from investing activities (note 20):				
(Increase) decrease in short-term investments	**(8,162)**	253,236	198,610	**(68,017)**
Capital expenditures	**(323,825)**	(429,835)	(463,585)	**(2,698,542)**
Purchase of assets to be leased	**(459,036)**	(444,931)	(532,142)	**(3,825,300)**
Collection of investment in leases	**411,522**	469,108	421,527	**3,429,350**
Proceeds from disposal of rental assets and other property	**142,973**	59,574	70,442	**1,191,442**
Proceeds from sale of investments and subsidiaries' common stock	**167,350**	55,354	50,473	**1,394,583**
Purchase of investments and subsidiaries' common stock	**(262,424)**	(129,527)	(125,473)	**(2,186,867)**
Purchase of software	**(152,492)**	(112,506)	(36,405)	**(1,270,766)**
Other	**(135,191)**	6,656	45,836	**(1,126,591)**
Net cash used in investing activities	**(619,285)**	(272,871)	(370,717)	**(5,160,708)**
Cash flows from financing activities (note 20):				
Decrease in short-term debt	**(12,490)**	(408,514)	(5,153)	**(104,084)**
Proceeds from long-term debt	**375,802**	573,373	518,872	**3,131,683**
Payments on long-term debt	**(547,759)**	(743,385)	(642,594)	**(4,564,658)**
Proceeds from sale of common stock by subsidiaries	**1,872**	42,466	13,342	**15,600**
Dividends paid to stockholders	**(9,973)**	(28,318)	(28,235)	**(83,108)**
Dividends paid to minority stockholders of subsidiaries	**(13,108)**	(13,401)	(15,739)	**(109,233)**
Acquisition of common stock for treasury	**(1,514)**	(333)	–	**(12,617)**
Net cash used in financing activities	**(207,170)**	(578,112)	(159,507)	**(1,726,417)**
Effect of exchange rate changes on cash and cash equivalents	**(21,266)**	15,888	18,962	**(177,217)**
Net increase (decrease) in cash and cash equivalents	**(201,203)**	(352,229)	24,171	**(1,676,692)**
Cash and cash equivalents at beginning of year	**1,029,374**	1,381,603	1,357,432	**8,578,117**
Cash and cash equivalents at end of year	**¥ 828,171**	¥1,029,374	¥1,381,603	**$ 6,901,425**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hitachi, Ltd. and Subsidiaries

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

Hitachi, Ltd. (the Company) and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries, whether directly or indirectly controlled. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation. The investments in affiliated companies are accounted for using the equity method.

(c) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have maturities of generally three months or less when purchased to be cash equivalents.

(d) Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Under this standard, the assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of income and are reported in other comprehensive income.

(e) Investment in Securities

The Company classifies investments in securities that have readily determinable fair values and all investments in debt securities in three categories, such as held-to-maturity securities, trading securities and available-for-sale securities.

Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose selling them in the near term.

Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined by the average method.

(f) Securitization

The Company and certain subsidiaries have securitized certain financial assets such as lease receivables, trade receivables and others. In the securitization process, securitized assets are sold to Special Purpose Entities (SPE) which are funded through the issuance of asset-backed securities to the investors. When the Company and its subsidiaries sell the financial assets to the SPE in a securitization transaction, the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

(g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average method for raw materials and other inventories.

(h) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the following estimated useful lives:

Buildings	
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment	
Machinery	4 to 13 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

(i) Goodwill and Other Intangible Assets

Effective April 1, 2002, the Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement. Intangible assets with finite useful lives are amortized over their respective estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(j) Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives. In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility. Such capitalized costs are amortized based on the ratio of each software's expected future revenue to current year's revenue.

(k) Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

(l) Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

The Company designates and accounts for hedging derivatives as follows:

- "Fair value" hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.
- "Cash flow" hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.

- "Foreign currency" hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge's inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

(m) Revenue Recognition

Staff Accounting Bulletin (SAB) No. 101 expresses certain views of the United States Securities and Exchange Commission (SEC) in applying generally accepted accounting principles to revenue recognition in the financial statements. Under SAB No. 101, revenue is recognized when persuasive evidence of an arrangement exits, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is probable.

Revenue from sales of products is generally recognized upon shipment or delivery, which are considered to have occurred when the customer has taken title to the product and the risk and reward of ownership have been transferred. Revenue from services is recognized when services are rendered. Sales and related cost of sales under certain long-term construction contracts are recognized under the percentage of completion method. Income on financing leases is recognized by a method which produces a constant periodic rate of return on the outstanding investment in the lease. The Company's products are generally subject to warranty and the Company provides for the estimated future costs of repair and replacement in cost of sales when sales are recognized.

(n) Advertising

The Company expenses advertising costs as incurred.

(o) Income Taxes

Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(p) Sales of Stock by Subsidiaries

The change in the Company's proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

(q) Treasury Stock

Treasury stock is accounted for by the cost method.

(r) Net Income Per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings per Share." This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statement of income. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

(s) Stock-based Compensation

As of March 31, 2003, the Company has two stock-based employee compensation plans, which are described more fully in note 25. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price not less than market value of the underlying common stock on the date of grant.

SFAS No. 123, "Accounting for Stock-based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income (loss) and the per share information for the years ended March 31, 2003, 2002 and 2001 were not material.

(t) Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. This standard establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets and major customers. This standard is effective for the Company's fiscal year ended March 31, 1999. However, foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in Securities Exchange Act filings with SEC, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

(u) New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required and plans to adopt the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003. SFAS No. 143 will have no material impact on the consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the FASB's Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination covered by EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," or with a disposal activity covered by SFAS No. 144. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and measured at fair value. The provisions of the statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to variable interests in variable interest entities created and acquired after January 31, 2003. For variable interest in a variable interest entity created before February 1, 2003, the interpretation is applicable no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this interpretation did not have a material effect on the Company's consolidated financial statements for the year ended March 31, 2003 and is not expected to have a material effect for the year ending March 31, 2004.

2. BASIS OF FINANCIAL STATEMENT TRANSLATION

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥120=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2003. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

3. INVESTMENT IN SECURITIES

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2003 and 2002.

Millions of yen

	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
				2003				2002
Short-term investments:								
Debt securities	¥ 52,432	¥ 61	¥ 50	¥ 52,443	¥ 62,114	¥ 48	¥ 51	¥ 62,111
Other securities	47,897	5	57	47,845	31,717	4	172	31,549
	100,329	66	107	100,288	93,831	52	223	93,660
Investments and advances:								
Equity securities	115,999	51,951	8,772	159,178	173,204	116,411	7,093	282,522
Debt securities	117,394	606	2,484	115,516	125,059	589	4,276	121,372
Other securities	23,033	75	146	22,962	36,741	234	872	36,103
	256,426	52,632	11,402	297,656	335,004	117,234	12,241	439,997
	¥356,755	¥52,698	¥11,509	¥397,944	¥428,835	¥117,286	¥12,464	¥533,657

Thousands of U.S. dollars

	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
				2003
Short-term investments:				
Debt securities	$ 436,933	$ 509	$ 417	$ 437,025
Other securities	399,142	41	475	398,708
	836,075	550	892	835,733
Investments and advances:				
Equity securities	966,659	432,925	73,100	1,326,484
Debt securities	978,283	5,050	20,700	962,633
Other securities	191,942	625	1,217	191,350
	2,136,884	438,600	95,017	2,480,467
	$2,972,959	$439,150	$95,909	$3,316,200

Debt securities consist mainly of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist mainly of investment trusts.

The proceeds from sale of available-for-sale securities for the years ended March 31, 2003, 2002 and 2001 are ¥112,861 million ($940,508 thousand), ¥62,783 million and ¥167,923 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2003, 2002 and 2001 are ¥40,119 million ($334,325 thousand), ¥6,585 million and ¥10,525 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2003, 2002 and 2001 are ¥4,660 million ($38,833 thousand), ¥2,700 million and ¥460 million, respectively.

In addition, during the year ended March 31, 2001, certain subsidiaries contributed available-for-sale securities to pension fund trusts in the amount of ¥25,684 million. Gross realized gains on those contributions for the year ended March 31, 2001 were ¥15,651 million. For the years ended March 31, 2003, 2002 and 2001 the amount of the net unrealized holding gain or loss on available-for-sale securities that has been included in accumulated other comprehensive loss is a loss of ¥60,907 million ($507,558 thousand), ¥97,972 million and ¥61,073 million, respectively, and the amount of gains and losses reclassified out of accumulated other comprehensive loss is net gain of ¥5,999 million ($49,992 thousand), net loss of ¥74,842 million and net gain of ¥30,892 million, respectively.

Various held-to-maturity securities are held by certain subsidiaries. Securities classified as Short-term investments in the consolidated balance sheets amounted to ¥6,057 million ($50,475 thousand) and ¥4,866 million as of March 31, 2003 and 2002, respectively. Securities classified as Investments and advances amounted to ¥1,487 million ($12,392 thousand) and ¥6,151 million as of March 31, 2003 and 2002, respectively. Gross unrealized holding gains and losses of these securities were not material.

Trading securities classified as Short-term investments as of March 31, 2003 and 2002, which consist mainly of investments in trust accounts, are ¥80,627 million ($671,892 thousand) and ¥80,407 million, respectively.

The portions of trading losses for the years ended March 31, 2003, 2002 and 2001 that relate to trading securities still held at the balance sheet date are ¥437 million ($3,642 thousand), ¥2,356 million and ¥13,659 million, respectively.

The contractual maturities of debt securities and other securities classified as Investments and advances in the consolidated balance sheets as of March 31, 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Held-to-maturity	Available-for-sale	Total	Held-to-maturity	Available-for-sale	Total
			2003			2003
Due within five years	**¥1,380**	**¥ 43,935**	**¥ 45,315**	**$11,500**	**$ 366,125**	**$ 377,625**
Due after five years	**107**	**94,543**	**94,650**	**892**	**787,858**	**788,750**
	¥1,487	**¥138,478**	**¥139,965**	**$12,392**	**$1,153,983**	**$1,166,375**

Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

The aggregate fair values of investments in affiliated companies based on the quoted market price as of March 31, 2003 and 2002 are ¥179,884 million ($1,499,033 thousand) and ¥241,589 million, respectively. The aggregate carrying amount of such investments as of March 31, 2003 and 2002 are ¥127,343 million ($1,061,192 thousand) and ¥167,805 million, respectively.

As of March 31, 2003, recognitions of other than temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥25,061 million ($208,842 thousand) between the carrying amount and the amount of underlying equity in net assets. In addition, equity method goodwill of ¥11,145 million ($92,875 thousand) is included in investments in certain affiliated companies as of March 31, 2003 and 2002.

4. RECEIVABLES

The aggregated annual maturities of the long-term trade receivables after March 31, 2004 included in Trade receivables-Accounts are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥26,889	$224,075
2006	1,699	14,158
2007	1,299	10,825
2008	1,224	10,200
Thereafter	3,440	28,667
	¥34,551	$287,925

Sales on an installment contract basis for the years ended March 31, 2003, 2002 and 2001 totaled ¥14,618 million ($121,817 thousand), ¥17,647 million and ¥11,663 million, respectively.

5. INVENTORIES

Inventories as of March 31, 2003 and 2002 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Finished goods	**¥ 373,317**	¥ 347,391	**$3,110,975**
Work in process	**646,932**	711,226	**5,391,100**
Raw materials	**167,280**	155,782	**1,394,000**
	¥1,187,529	¥1,214,399	**$9,896,075**

Inventories include items associated with major contracts which, because of long-term processing requirements, have been or are expected to be performed over a period of more than 12 months. Those items as of March 31, 2003 and 2002 aggregated ¥40,585 million ($338,208 thousand) and ¥72,886 million, respectively.

6. LEASES

The Company and certain subsidiaries are the lessor of manufacturing machinery and equipment under financing and operating leasing arrangements with terms ranging from 3 to 6 years.

Machinery and equipment at cost under operating leases and accumulated depreciation as of March 31, 2003 amounted to ¥1,207,877 million ($10,065,642 thousand) and ¥895,013 million ($7,458,442 thousand), respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2003 and the future minimum lease receivables of financing leases as of March 31, 2002:

	Millions of yen		Thousands of U.S. dollars	
	Financing leases	Operating leases	Financing leases	Operating leases
Years ending March 31		2003		2003
2004	¥177,413	¥ 53,566	$1,478,442	$ 446,383
2005	133,530	42,131	1,112,750	351,091
2006	87,493	28,651	729,108	238,758
2007	49,049	14,705	408,742	122,542
2008	22,291	4,910	185,758	40,917
Thereafter	26,462	5,876	220,517	48,967
Total minimum payments to be received	496,238	¥149,839	4,135,317	$1,248,658
Amount representing executory costs	(28,364)		(236,367)	
Unearned income	(25,591)		(213,258)	
Allowance for doubtful receivables	(5,207)		(43,392)	
Net investment in financing leases	¥437,076		$3,642,300	

	Millions of yen
	Financing leases
	2002
Total minimum payments to be received	¥619,574
Amount representing executory costs	(42,205)
Unearned income	(43,056)
Allowance for doubtful receivables	(6,881)
Net investment in financing leases	¥527,432

Allowance for doubtful receivables is determined on the basis of loss experiences and assessment of inherent risks.

The Company and certain subsidiaries lease certain manufacturing machinery and equipment. The amount of leased assets at cost under capital leases as of March 31, 2003 and 2002 amounted to ¥32,669 million ($272,242 thousand) and ¥20,154 million, respectively, and accumulated depreciation as of March 31, 2003 and 2002 amounted to ¥14,231 million ($118,592 thousand) and ¥9,782 million, respectively.

In March 2003, the Company entered into a sale and lease back agreement for its headquarter land and building for a total proceeds of ¥40,000 million ($333,333 thousand). The lease back is classified as an operating lease with a term of thirty-eight months. A part of the gain on sale of ¥8,551 million ($71,258 thousand) which represents the present value of the minimum lease payments over the lease term has been deferred and will be recognized over the lease term.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2003:

	Millions of yen		Thousands of U.S. dollars	
	Capital leases	Operating leases	Capital leases	Operating leases
Years ending March 31		2003		2003
2004	**¥5,774**	**¥13,174**	**$ 48,116**	**$109,783**
2005	**4,976**	**10,868**	**41,467**	**90,567**
2006	**2,857**	**6,582**	**23,808**	**54,850**
2007	**2,293**	**3,132**	**19,108**	**26,100**
2008	**2,078**	**1,958**	**17,317**	**16,317**
Thereafter	**4,607**	**8,578**	**38,392**	**71,483**
Total minimum lease payments	**22,585**	**¥44,292**	**188,208**	**$369,100**
Amount representing executory costs	**(654)**		**(5,450)**	
Amount representing interest	**(1,864)**		**(15,533)**	
Present value of net minimum lease payments	**20,067**		**167,225**	
Less current portion of capital lease obligations	**5,136**		**42,800**	
Long-term capital lease obligations	**¥14,931**		**$124,425**	

7. SECURITIZATION

For the years ended March 31, 2003 and 2002, Hitachi Capital Corporation (HCC), a financing subsidiary, transferred lease receivables. In these transactions, HCC sold mainly lease receivables to Special Purpose Entities (SPE), and the SPE issued asset-backed commercial papers to investors. The investors and the SPE have no recourse to HCC's other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and subordinate to investor's interests. For the years ended March 31, 2003 and 2002, gains recognized on the transfer of lease receivables amounted to ¥8,278 million ($68,983 thousand) and ¥6,261 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPE during the years ended March 31, 2003 and 2002:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Proceeds from transfer of lease receivables	**¥249,430**	¥252,210	**$2,078,583**
Servicing fees received	**27**	36	**225**
Purchases of delinquent or ineligible assets	**(8,174)**	(7,242)	**(68,117)**

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the year ended March 31, 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
			2003			**2003**
Total assets managed or transferred:						
Lease receivables	**¥819,937**	**¥950**	**¥1,720**	**$6,832,808**	**$7,917**	**$14,333**
Assets transferred	**(382,861)**			**(3,190,508)**		
Assets held in portfolio	**¥437,076**			**$3,642,300**		

For the years ended March 31, 2003 and 2002, the Company and certain subsidiaries sold trade receivables mainly through the SPE which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivable approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the years ended March 31, 2003 and 2002, proceeds from transfer of trade receivables were ¥1,080,805 million ($9,006,708 thousand) and ¥482,831 million, respectively and losses recognized on those transfers were ¥2,965 million ($24,708 thousand) and ¥621 million, respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," on April 1, 2002, the Company reassessed the useful lives of previously recognized intangible assets and completed an impairment test. No impairment loss was recognized.

Intangible assets excluding goodwill acquired during the year ended March 31, 2003 and related amortization expense amounted to ¥262,460 million ($2,187,167 thousand), and ¥86,095 million ($717,458 thousand), respectively. The main component of intangible assets subject to amortization was capitalized software.

Intangible assets excluding goodwill as of March 31, 2003 and April 1, 2002 are presented below:

						Millions of yen
	March 31, 2003			April 1, 2002		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets						
Software	**¥288,066**	**¥169,239**	**¥118,827**	¥216,200	¥128,228	¥ 87,972
Software for internal use	**290,204**	**132,917**	**157,287**	191,539	107,100	84,439
Other	**153,130**	**47,997**	**105,133**	71,652	39,113	32,539
	¥731,400	**¥350,153**	**¥381,247**	¥479,391	¥274,441	¥204,950
Unamortized intangible assets	**¥ 13,603**	**¥ –**	**¥ 13,603**	¥ 8,165	¥ –	¥ 8,165

			Thousands of U.S. dollars
	March 31, 2003		
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets			
Software	**$2,400,550**	**$1,410,325**	**$ 990,225**
Software for internal use	**2,418,367**	**1,107,642**	**1,310,725**
Other	**1,276,083**	**399,975**	**876,108**
	$6,095,000	**$2,917,942**	**$3,177,058**
Unamortized intangible assets	**$ 113,358**	**$ –**	**$ 113,358**

The changes in the carrying amount of goodwill for the year ended March 31, 2003 are as follows:

					Millions of yen
	Balance at beginning of the year	Acquired during the year	Impairment loss	Translation adjustment and other	Balance at end of the year
Goodwill	**¥27,299**	**¥39,986**	**¥(4,235)**	**¥(2,733)**	**¥60,317**

					Thousands of U.S. dollars
	Balance at beginning of the year	Acquired during the year	Impairment loss	Translation adjustment and other	Balance at end of the year
Goodwill	**$227,492**	**$333,217**	**$(35,292)**	**$(22,775)**	**$502,642**

The following table shows the estimated aggregate amortization expense for the next five years.

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥80,813	$673,442
2005	76,043	633,692
2006	65,633	546,942
2007	56,128	467,733
2008	48,909	407,575

The following tables show reconciliation of reported net income (loss), basic net income (loss) per share and diluted net income (loss) per share to the amounts adjusted to exclude the amortization expense of goodwill for the years ended March 31, 2003, 2002 and 2001:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Reported net income (loss)	**¥27,867**	¥(483,837)	¥104,380	**$232,225**
Goodwill amortization	–	785	307	–
Adjusted net income (loss)	**¥27,867**	¥(483,052)	¥104,687	**$232,225**

	Yen			U.S. dollars
	2003	2002	2001	**2003**
Reported basic net income (loss) per share	**¥8.31**	¥(144.95)	¥31.27	**$0.07**
Goodwill amortization	–	0.23	0.09	–
Adjusted basic net income (loss) per share	**¥8.31**	¥(144.72)	¥31.36	**$0.07**

	Yen			U.S. dollars
	2003	2002	2001	**2003**
Reported diluted net income (loss) per share	**¥8.19**	¥(144.95)	¥30.32	**$0.07**
Goodwill amortization	–	0.23	0.09	–
Adjusted diluted net income (loss) per share	**¥8.19**	¥(144.72)	¥30.41	**$0.07**

9. INCOME TAXES

Components, as either domestic or foreign, of income (loss) before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

	Millions of yen		
	2003		
	Domestic	Foreign	Total
Income before income taxes and minority interests	**¥ 69,248**	**¥ 27,580**	**¥ 96,828**
Income taxes:			
Current tax expense	**76,782**	**11,406**	**88,188**
Deferred tax expense (benefit)	**(38,996)**	**3,470**	**(35,526)**
	37,786	**14,876**	**52,662**

	Thousands of U.S. dollars		
	2003		
	Domestic	Foreign	Total
Income before income taxes and minority interests	**$ 577,067**	**$229,833**	**$ 806,900**
Income taxes:			
Current tax expense	**639,850**	**95,050**	**734,900**
Deferred tax expense (benefit)	**(324,967)**	**28,917**	**(296,050)**
	314,883	**123,967**	**438,850**

	Millions of yen		
	2002		
	Domestic	Foreign	Total
Loss before income taxes and minority interests	¥(538,556)	¥ (47,516)	¥(586,072)
Income taxes:			
Current tax expense	100,698	10,260	110,958
Deferred tax benefit	(176,170)	(5,902)	(182,072)
	(75,472)	4,358	(71,114)

	Millions of yen		
	2001		
	Domestic	Foreign	Total
Income before income taxes and minority interests	¥ 282,372	¥ 41,283	¥ 323,655
Income taxes:			
Current tax expense	134,639	17,717	152,356
Deferred tax expense	7,157	5,348	12,505
	141,796	23,065	164,861

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2003, 2002 and 2001 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Continuing operations:				
Current tax expense	**¥ 88,188**	¥ 110,958	¥ 152,356	**$ 734,900**
Deferred tax benefit (exclusive of the effects of other components listed below)	**(20,525)**	(263,449)	(892)	**(171,042)**
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates in Japan	**27,993**	–	–	**233,275**
Change in valuation allowance	**(42,994)**	81,377	13,397	**(358,283)**
	52,662	(71,114)	164,861	**438,850**
Other comprehensive income (loss), net of reclassification adjustments:				
Minimum pension liability adjustments	**(333,700)**	(59,985)	(149,588)	**(2,780,833)**
Net unrealized holding gain on available-for-sale securities	**(27,878)**	(9,717)	(37,832)	**(232,317)**
Cash flow hedges	**(335)**	(646)	490	**(2,792)**
	(361,913)	(70,348)	(186,930)	**(3,015,942)**
	¥(309,251)	¥(141,462)	¥ (22,069)	**$(2,577,092)**

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% and a deductible business tax between 5% and 10.08%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.8% for the years ended March 31, 2003, 2002 and 2001.

On March 31, 2003, a reduction of income tax rate for business tax was enacted in Japan, and is effective from April 1, 2004. With this adoption, the aggregated statutory income tax rate for domestic companies will be approximately 40.8% for the year ending March 31, 2005.

The Company adopted the consolidated taxation system effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company have consolidated, for Japanese tax purpose, all wholly-owned domestic subsidiaries. A temporary 2% surtax for the period between April 1, 2002 through March 31, 2004 is assessed for adopting the consolidated taxation system. The aggregated statutory income tax rate for the consolidated group for tax purposes will be approximately 43.6% for the year ending March 31, 2004.

In accordance with EITF Issue No. 93-13, "Effect of a Retroactive Change in Enacted Tax Rates That Is Included in Income from Continuing Operations," the Company determined the tax effect of retroactive changes or changes in enacted tax rates on current and deferred tax assets and liabilities, and included the cumulative tax effect in the amount of ¥27,993 million ($233,275 thousand) in income from continuing operations for the year ended March 31, 2003.

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income (loss) before income taxes and minority interests are as follows:

	2003	2002	2001
Combined statutory income tax rate	**41.8%**	(41.8)%	41.8%
Equity in earnings of affiliated companies	**6.8**	2.6	(0.3)
Impairment of investments in affiliated companies	**10.8**	–	–
Adjustment of net gain on sale of investments in subsidiaries and affiliated companies	**5.6**	0.5	0.0
Expenses not deductible for tax purposes	**12.9**	6.7	6.0
Enacted changes in tax laws and rates in Japan	**28.9**	–	–
Change in valuation allowance	**(44.4)**	13.9	4.1
Difference in statutory tax rates of foreign subsidiaries	**(9.1)**	5.0	(2.3)
Other	**1.1**	1.0	1.6
Effective income tax rate	**54.4%**	(12.1)%	50.9%

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2003 and 2002 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Total gross deferred tax assets:			
Retirement and severance benefits	**¥ 736,731**	¥ 387,345	**$ 6,139,425**
Accrued expenses	**183,990**	168,165	**1,533,250**
Property, plant and equipment, due to differences in depreciation	**34,521**	35,822	**287,675**
Net operating loss carryforwards	**288,113**	319,822	**2,400,942**
Other	**286,259**	271,332	**2,385,491**
	1,529,614	1,182,486	**12,746,783**
Valuation allowance	**(187,687)**	(239,965)	**(1,564,058)**
	1,341,927	942,521	**11,182,725**
Total gross deferred tax liabilities:			
Deferred profit on sale of properties	**(35,421)**	(35,795)	**(295,175)**
Tax purpose reserves regulated by Japanese tax laws	**(31,563)**	(33,728)	**(263,025)**
Net unrealized gain on securities	**(8,951)**	(42,517)	**(74,592)**
Other	**(32,702)**	(13,531)	**(272,516)**
	(108,637)	(125,571)	**(905,308)**
Net deferred tax asset	**¥1,233,290**	¥ 816,950	**$10,277,417**

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," as of March 31, 2003 and 2002 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Prepaid expenses and other current assets	**¥12,269**	¥12,042	**$102,242**
Other assets	**63,951**	63,077	**532,925**
	¥76,220	¥75,119	**$635,167**

Net deferred tax assets as of March 31, 2003 and 2002 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Prepaid expenses and other current assets	**¥ 274,865**	¥237,209	**$ 2,290,542**
Other assets	**976,368**	595,588	**8,136,400**
Other current liabilities	**(5,454)**	(4,822)	**(45,450)**
Other liabilities	**(12,489)**	(11,025)	**(104,075)**
Net deferred tax asset	**¥1,233,290**	¥816,950	**$10,277,417**

Under the tax laws of various jurisdictions in which the Company and its subsidiaries operate, the valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The net change in the total valuation allowance for the years ended March 31, 2003 and 2002 was a decrease of ¥52,278 million ($435,650 thousand) and an increase of ¥82,344 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2003.

As of March 31, 2003, the Company and various subsidiaries have operating loss carryforwards of ¥725,579 million ($6,046,492 thousand) which are available to offset future taxable income, if any. Operating loss carryforwards of ¥619,001 million ($5,158,342 thousand) expire by March 31, 2008, and ¥106,578 million ($888,150 thousand) expire in various years thereafter or do not expire.

10. SHORT-TERM AND LONG-TERM DEBTS

The components of short-term debt as of March 31, 2003 and 2002 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Borrowings not from affiliates, mainly from banks	**¥481,867**	¥647,886	**$4,015,559**
Commercial paper	**254,536**	139,239	**2,121,133**
Borrowings from affiliates	**89,457**	46,713	**745,475**
	¥825,860	¥833,838	**$6,882,167**

The weighted average interest rates on short-term debt outstanding as of March 31, 2003 and 2002 are 0.1% and 0.2%, respectively.

The components of long-term debt as of March 31, 2003 and 2002 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Mortgage debentures:			
Due 2004, interest 2.1%, issued by a subsidiary	**¥ 300**	¥ 400	**$ 2,500**
Unsecured notes and debentures:			
Due 2006, interest 3.45% debenture	**200,000**	200,000	**1,666,667**
Due 2003–2018, interest 0.028–5.92%, issued by subsidiaries	**748,581**	760,836	**6,238,175**
Unsecured convertible debentures:			
6th series, due 2003, interest 1.3%	**92,828**	92,828	**773,567**
7th series, due 2004, interest 1.4%	**218,471**	218,471	**1,820,592**
Due 2003–2008, interest 0.6–1.8%, issued by subsidiaries	**20,932**	35,566	**174,433**
Loans, principally from banks and insurance companies:			
Secured by various assets and mortgages on property, plant and equipment, maturing 2003–2011, interest 0.93–8.77%	**31,620**	14,692	**263,500**
Unsecured, maturing 2003–2015, interest 0.5225–7.04%	**681,939**	830,301	**5,682,825**
Capital lease obligations	**20,067**	11,292	**167,225**
	2,014,738	2,164,386	**16,789,484**
Less current installments	**502,586**	366,083	**4,188,217**
	¥1,512,152	¥1,798,303	**$12,601,267**

The aggregate annual maturities of long-term debt after March 31, 2004 are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥ 508,283	$ 4,235,692
2006	413,699	3,447,492
2007	132,101	1,100,842
2008	161,082	1,342,350
Thereafter	296,987	2,474,891
	¥1,512,152	$12,601,267

The Company and its subsidiaries provide their investment in certain subsidiaries as collateral for bank loans of ¥14,240 million ($118,667 thousand).

The collateralized number of shares and their fair values as of March 31, 2003 are as follows:

Subsidiary name	Number of shares owned in thousand	Percent of ownership	Collateralized number of shares in thousand	Fair value as of March 31, 2003	
				Millions of yen	Thousands of U.S. dollars
Hitachi Capital Corporation	71,074	55.3%	13,000	¥17,602	$146,683
Hitachi Maxell, Ltd.	51,528	52.1	800	1,426	11,883
Hitachi Powdered Metals Co., Ltd.	17,072	53.3	4,700	2,637	21,975

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Generally, the mortgage debenture trust agreements and certain secured and unsecured loan agreements provide, among other things, that the lenders or trustees shall have the right to have any distribution of earnings, including the payment of dividends and the issuance of additional capital stock, submitted to them for prior approval and also grant them the right to request additional security or mortgages on property, plant and equipment.

The unsecured convertible debentures due in 2003 are redeemable in whole or in part, at the option of the Company, from October 1, 1996 to September 30, 2002 at premiums ranging from 6% to 1%, and at par thereafter. The debentures are currently convertible into approximately 49,503,000 shares of common stock. Commencing September 30, 1999, the Company is required to make annual payments to the Trustee of ¥10 billion ($83 million) less the aggregate amounts of the debentures converted, repurchased or redeemed which have not been deducted before.

The unsecured convertible debentures due in 2004 are redeemable in whole or in part, at the option of the Company, from October 1, 1997 to September 30, 2003 at premiums ranging from 6% to 1%, and at par thereafter. The debentures are currently convertible into approximately 128,945,000 shares of common stock. Commencing September 30, 1999, the Company is required to make annual payments to the Trustee of ¥20 billion ($167 million) less the aggregate amounts of the debentures converted, repurchased or redeemed which have not been deducted before.

In accordance with Trustee agreements for the unsecured debentures due in 2003 and 2004 as mentioned above, the 16,977,000 shares of investments in Hitachi Software Engineering Co., Ltd. and the 48,401,000 shares of investments in Hitachi High-Technologies Co., Ltd. are held in trust. The fair values of the shares held in trust as of March 31, 2003 are ¥31,747 million ($264,558 thousand) and ¥81,749 million ($681,242 thousand), respectively.

Pursuant to the terms of the indentures under which the unsecured convertible debentures due in 2004 were issued, accumulated cash dividends (including interim dividends) paid by the Company for the fiscal years beginning after March 31, 1989 may not exceed accumulated net income in the audited consolidated statements of income for the fiscal years beginning after March 31, 1989 plus ¥65,000 million ($541,667 thousand) as long as these debentures are outstanding. In determining the accumulated cash dividends, interim cash dividends to be paid on and after April 1, 1990 are considered to be a part of the cash dividends of the previous fiscal year. As of March 31, 2003, the accumulated cash dividends and the accumulated net income including ¥65,000 million ($541,667 thousand), which are defined by the above terms, amounted to ¥419,072 million ($3,492,267 thousand) and ¥452,233 million ($3,768,608 thousand), respectively.

11. RETIREMENT AND SEVERANCE BENEFITS

(a) Defined benefit plans

The Company and its domestic subsidiaries have a number of contributory and noncontributory pension plans to provide retirement and severance benefits to substantially all employees.

Under unfunded defined benefit pension plans, employees are entitled to lump-sum payments based on the current rate of pay and the length of service upon retirement or termination of employment for reasons other than dismissal for cause.

Directors and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service awards paid to employees in excess of the prescribed formula are charged to income as paid as it is not practicable to compute the liability for future payments since amounts vary with circumstances.

In addition to unfunded defined benefit pension plans, the Company and certain of its subsidiaries contribute to each Employees Pension Fund (EPF) as is stipulated by the Japanese Welfare Pension Insurance Law and other pension plans. The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion. The Company, certain of its subsidiaries and their employees contribute the pension premiums for the substitutional portion and the corporate portion to each EPF. The plan assets of each EPF cannot be specifically allocated to the individual participants nor to the substitutional and corporate portions.

The benefits for the substitutional portion are based on standard remuneration scheduled by the Welfare Pension Insurance Law and the length of participation. The benefits of the corporate portion are based on the current rate of pay and the length of service. Under EPF pension plans, the participants are eligible for these benefits after a one-month period of participation in the plan. EPF contributions and cost for the substitutional portion were determined in accordance with the open aggregate cost method (actuarial funding method) as stipulated by the Welfare Pension Insurance Law. Contributions and cost for the corporate portion were determined in accordance with the entry age normal cost method (actuarial funding method).

Net periodic benefit costs for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2003, 2002 and 2001 consist of the following components:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Service cost	**¥112,948**	¥110,173	¥117,104	**$ 941,233**
Interest cost	**97,161**	118,094	115,163	**809,675**
Expected return on plan assets for the period	**(71,679)**	(77,194)	(86,879)	**(597,325)**
Amortization of transition asset	**(421)**	(421)	(421)	**(3,508)**
Amortization of prior service (benefit) cost	**(10,115)**	(2,999)	218	**(84,291)**
Recognized actuarial loss	**107,478**	60,867	25,869	**895,650**
Transfer to defined contribution pension plan	**5,167**	3,807	–	**43,058**
Curtailment and settlement loss	**700**	1,823	–	**5,833**
Employees' contributions	**(16,558)**	(18,330)	(18,111)	**(137,983)**
Net periodic benefit cost	**¥224,681**	¥195,820	¥152,943	**$1,872,342**

Unrecognized transition asset, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets, and actuarial assumptions used at March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Change in benefit obligation:			
Benefit obligation at beginning of year	**¥3,022,170**	¥3,016,520	**$25,184,750**
Service cost	**112,948**	110,173	**941,233**
Interest cost	**97,161**	118,094	**809,675**
Plan amendments	**(17,138)**	(23,110)	**(142,817)**
Actuarial loss	**681,822**	49,427	**5,681,850**
Benefits paid	**(223,946)**	(177,974)	**(1,866,216)**
Acquisitions and divestitures	**106,792**	(1,725)	**889,933**
Transfer to defined contribution pension plan	**(7,882)**	(72,476)	**(65,683)**
Curtailment and settlement	**(14,396)**	387	**(119,967)**
Foreign currency exchange rate changes	**(4,156)**	2,854	**(34,633)**
Benefit obligation at end of year	**3,753,375**	3,022,170	**31,278,125**
Change in plan assets:			
Fair value of plan assets at beginning of year	**1,767,560**	1,835,533	**14,729,667**
Actual return on plan assets	**(283,651)**	(108,453)	**(2,363,758)**
Employers' contributions	**121,036**	116,196	**1,008,633**
Employees' contributions	**16,558**	18,330	**137,983**
Benefits paid	**(141,917)**	(95,718)	**(1,182,642)**
Acquisitions and divestitures	**52,198**	(568)	**434,983**
Transfer to defined contribution pension plan	**(3,582)**	–	**(29,850)**
Settlement	**(9,634)**	–	**(80,283)**
Foreign currency exchange rate changes	**(4,894)**	2,240	**(40,783)**
Fair value of plan assets at end of year	**1,513,674**	1,767,560	**12,613,950**
Funded status	**(2,239,701)**	(1,254,610)	**(18,664,175)**
Unrecognized transition asset	**(831)**	(1,252)	**(6,925)**
Unrecognized prior service benefit	**(86,411)**	(74,277)	**(720,092)**
Unrecognized actuarial loss	**1,713,702**	786,913	**14,280,850**
Net amount recognized in the consolidated balance sheet	**¥ (613,241)**	¥ (543,226)	**$ (5,110,342)**
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost	**¥ 861**	¥ 3,974	**$ 7,175**
Accrued benefit cost	**(1,932,646)**	(1,049,054)	**(16,105,383)**
Intangible asset	**4,765**	735	**39,708**
Accumulated other comprehensive loss	**1,313,779**	501,119	**10,948,158**
Net amount recognized	**¥ (613,241)**	¥ (543,226)	**$ (5,110,342)**
Actuarial assumptions on a weighted-average basis:			
Discount rate	**2.5%**	3.7%	
Expected rate of return on plan assets	**3.7%**	3.9%	
Rate of compensation increase	**3.3%**	3.2%	

The components of the net periodic benefit cost are determined using the assumptions as of the beginning of the fiscal year, and the components of benefit obligation are determined using the assumptions as of the end of the fiscal year.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were ¥3,744,219 million ($31,201,825 thousand), ¥3,428,655 million ($28,572,125 thousand) and ¥1,503,085 million ($12,525,708 thousand), respectively, as of March 31, 2003, and ¥2,981,740 million, ¥2,739,092 million and ¥1,730,108 million, respectively, as of March 31, 2002.

On June 15, 2001, the Japanese government issued a new law concerning the defined benefit plan. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. Under the new law, a company may apply for the exemption from the future benefit obligation on or after April 1, 2002 and the return of the past benefit obligation on or after July 1, 2003. The past benefit obligation and the related pension assets will be returned to the government on or after September 1, 2003. In accordance with the new law, the Company and certain subsidiaries obtained an approval for the exemption from the future benefit obligation on or after April 2002 and will apply for the return of the past benefit obligation.

The Company's plans to return the substitutional portion of the EPF to the government had been considered in the actuarial assumptions. In January 2003, the FASB issued EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," which addresses accounting for the transfer of the substitutional portion of the EPF to the Japanese government. The EITF requires employers to account for the entire separation process of the transfer of the substitutional portion as a single settlement transaction upon the completion of the transfer to the government of the benefit obligation and related plan assets. In addition, the EITF requires employers to measure the obligation at current market rates of interest that could be obtained in a transaction with a third-party, nongovernmental entity to settle the obligation.

The Company and certain subsidiaries remeasured the substitutional portion of the benefit obligation at April 1, 2002 in accordance with EITF Issue No. 03-2. As a result of this remeasurement, the benefit obligation as of April 1, 2002 and net periodic benefit costs for the year ended March 31, 2003 increased by ¥283,084 million ($2,359,033 thousand) and ¥24,857 million ($207,142 thousand), respectively.

(b) Defined contribution plans

Certain subsidiaries have a number of defined contribution plans.

Effective December 31, 2001, the Company implemented a defined contribution plan allowing employees to transfer a portion of their unfunded defined benefit plans to the new defined contribution plan. The amount to be transferred to the new plan will be contributed over 8 years. The Company will make contributions in accordance with the plan provisions.

The amount of cost recognized for the Company's and certain subsidiaries' contribution to the plans for the years ended March 31, 2003 and 2002 were ¥6,895 million ($57,458 thousand) and ¥3,557 million, respectively.

12. COMMON STOCK

The Company has authorized for issuance 10 billion shares of common stock. The Japanese Commercial Code (JCC) had required designation of par value to all common stock at least 50% of new share issuance price, or the common stock par value prescribed by the JCC. Effective October 1, 2001, the JCC was amended to eliminate the provision of common stock par value resulting in all common stock being recorded with no par value.

Issued shares, changes in shares and the amount of common stock for the years ended March 31, 2003, 2002 and 2001 are summarized as follows:

		Millions of yen	Thousands of U.S. dollars
	Issued shares	Amount	Amount
Balance as of March 31, 2000	3,337,900,251	¥281,738	
Issued upon conversion of convertible debentures	31,606	16	
Balance as of March 31, 2001	3,337,931,857	281,754	
Issued upon conversion of convertible debentures	549,184	278	
Balance as of March 31, 2002	3,338,481,041	282,032	$2,350,267
Issued under exchange offerings	29,643,245	–	–
Balance as of March 31, 2003	**3,368,124,286**	**¥282,032**	**$2,350,267**

Issued shares under exchange offerings for the year ended March 31, 2003 include the issuance of 25,143,245 shares as discussed in note 24.

Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the JCC by crediting one-half of the conversion price to each of the common stock account and the capital surplus account.

13. LEGAL RESERVE AND CASH DIVIDENDS

The Japanese Commercial Code (JCC) had provided that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a legal reserve until such reserve equals 25 percent of stated common stock. This legal reserve was not available for dividends but might be used to reduce a deficit by resolution of the shareholders or might be transferred to stated common stock by resolution of the Board of Directors.

Effective October 1, 2001, the JCC was amended to require earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a legal reserve until total additional paid in capital and legal reserve equals 25 percent of stated common stock. Either additional paid in capital or legal reserve may be available for dividends by resolution of the shareholders to the extent that the amount of total additional paid in capital and legal reserve exceeds 25 percent of stated common stock.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended March 31, 2003, 2002 and 2001 represent dividends resolved during those years and the related appropriations to the legal reserve. Provision had not been made in the accompanying consolidated financial statements for the dividend for the second half year of ¥3.0 ($0.025) per share, aggregating ¥10,094 million ($84,117 thousand), subsequently would be proposed by the Board of Directors at the ordinary general shareholders' meeting in respect to the year ended March 31, 2003.

Cash dividends per share for the years ended March 31, 2003, 2002 and 2001 are computed at ¥6.0 ($0.05), ¥3.0 and ¥11.0, respectively, based on dividends declared with respect to earnings for the periods.

14. TREASURY STOCK

The Japanese Commercial Code (JCC) had imposed certain restrictions on acquisition and disposal of treasury stock. Effective October 1, 2001, the JCC eliminated the provision of these restrictions and allowed acquisitions of treasury stock to the extent of funds appropriated by the resolution of the shareholders.

As of March 31, 2003, the Company held 3,216,077 shares of the Company's common stock as treasury stock as a result of acquisitions of shares from shareholders holding less than a trading lot (1,000 shares) upon request by the shareholder pursuant to the provisions of the JCC. The shareholders may request the Company to acquire their shares below a trading lot as any number of shares below a trading lot cannot be publicly traded and does not carry on a voting right.

In April 2003, the Board of Directors proposed to acquire up to 300,000,000 shares of the Company's common stock for aggregate acquisition price not exceeding ¥150,000 million ($1,250,000 thousand) as treasury stock for the period from the close of the ordinary general shareholders' meeting to the close of the next ordinary general shareholders' meeting, pursuant to the provisions of the JCC. This proposal is subject to an approval in the ordinary general shareholders' meeting on June 25, 2003.

At the ordinary general shareholders' meeting on June 26, 2002, the Company was approved to acquire up to 300,000,000 shares of its common stock for aggregate acquisition price not exceeding ¥300,000 million as treasury stock for the period from the close of the ordinary general shareholders' meeting to the close of the next ordinary general shareholders' meeting, pursuant to the provision of the JCC. In May 2003, based on this approval, the Company acquired it's own shares as indicated in note 26.

15. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders' equity is classified as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Foreign currency translation adjustments:				
Balance at beginning of year	**¥ (38,012)**	¥ (57,647)	¥ (77,577)	**$ (316,766)**
Other comprehensive income (loss), net of reclassification adjustments	**(21,833)**	19,986	20,804	**(181,942)**
Net transfer from (to) minority interests arising from conversion of subsidiaries' convertible debentures	**7**	–	(3)	**58**
Net transfer to minority interests arising from issuance of subsidiaries' common stock and other	**(1,110)**	(351)	(871)	**(9,250)**
Balance at end of year	**¥ (60,948)**	¥ (38,012)	¥ (57,647)	**$ (507,900)**
Minimum pension liability adjustments:				
Balance at beginning of year	**¥(260,100)**	¥(182,936)	¥ –	**$(2,167,500)**
Other comprehensive loss	**(438,799)**	(77,338)	(182,936)	**(3,656,658)**
Net transfer from minority interests arising from conversion of subsidiaries' convertible debentures	**20**	–	–	**167**
Net transfer from (to) minority interests arising from issuance of subsidiaries' common stock and other	**(37)**	174	–	**(309)**
Balance at end of year	**¥(698,916)**	¥(260,100)	¥(182,936)	**$(5,824,300)**
Net unrealized holding gain on available-for-sale securities:				
Balance at beginning of year	**¥ 39,997**	¥ 51,041	¥ 95,019	**$ 333,308**
Other comprehensive loss, net of reclassification adjustments	**(35,082)**	(11,132)	(43,991)	**(292,350)**
Net transfer from (to) minority interests arising from conversion of subsidiaries' convertible debentures	**1**	1	(6)	**8**
Net transfer from (to) minority interests arising from issuance of subsidiaries' common stock and other	**(42)**	87	19	**(350)**
Balance at end of year	**¥ 4,874**	¥ 39,997	¥ 51,041	**$ 40,616**
Cash flow hedges:				
Balance at beginning of year	**¥ (369)**	¥ 1,096	¥ –	**$ (3,075)**
Other comprehensive income (loss), net of reclassification adjustments	**(147)**	(1,464)	1,012	**(1,225)**
Net transfer from minority interests arising from conversion of subsidiaries' convertible debentures	**2**	–	–	**17**
Net transfer from (to) minority interests arising from issuance of subsidiaries' common stock and other	**(21)**	(1)	84	**(175)**
Balance at end of year	**¥ (535)**	¥ (369)	¥ 1,096	**$ (4,458)**
Total accumulated other comprehensive loss:				
Balance at beginning of year	**¥(258,484)**	¥(188,446)	¥ 17,442	**$(2,154,033)**
Other comprehensive loss, net of reclassification adjustments	**(495,861)**	(69,948)	(205,111)	**(4,132,175)**
Net transfer from (to) minority interests arising from conversion of subsidiaries' convertible debentures	**30**	1	(9)	**250**
Net transfer to minority interests arising from issuance of subsidiaries' common stock and other	**(1,210)**	(91)	(768)	**(10,084)**
Balance at end of year	**¥(755,525)**	¥(258,484)	¥(188,446)	**$(6,296,042)**

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2003, 2002 and 2001 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

			Millions of yen
			2003
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:			
Foreign currency translation adjustments	¥ (21,294)	¥ –	¥ (21,294)
Minimum pension liability adjustments	(744,779)	305,980	(438,799)
Net unrealized holding gain on available-for-sale securities	(54,607)	22,789	(31,818)
Cash flow hedges	(953)	388	(565)
	(821,633)	329,157	(492,476)
Reclassification adjustments for net loss (gain) included in net income:			
Foreign currency translation adjustments	(539)	–	(539)
Net unrealized holding gain on available-for-sale securities	(5,642)	2,378	(3,264)
Cash flow hedges	707	(289)	418
	(5,474)	2,089	(3,385)
Other comprehensive loss, net of reclassification adjustments:			
Foreign currency translation adjustments	(21,833)	–	(21,833)
Minimum pension liability adjustments	(744,779)	305,980	(438,799)
Net unrealized holding gain on available-for-sale securities	(60,249)	25,167	(35,082)
Cash flow hedges	(246)	99	(147)
	¥(827,107)	¥331,246	¥(495,861)

			Thousands of U.S. dollars
			2003
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:			
Foreign currency translation adjustments	$ (177,450)	$ –	$ (177,450)
Minimum pension liability adjustments	(6,206,491)	2,549,833	(3,656,658)
Net unrealized holding gain on available-for-sale securities	(455,059)	189,909	(265,150)
Cash flow hedges	(7,942)	3,233	(4,709)
	(6,846,942)	2,742,975	(4,103,967)
Reclassification adjustments for net loss (gain) included in net income:			
Foreign currency translation adjustments	(4,492)	–	(4,492)
Net unrealized holding gain on available-for-sale securities	(47,016)	19,816	(27,200)
Cash flow hedges	5,892	(2,408)	3,484
	(45,616)	17,408	(28,208)
Other comprehensive loss, net of reclassification adjustments:			
Foreign currency translation adjustments	(181,942)	–	(181,942)
Minimum pension liability adjustments	(6,206,491)	2,549,833	(3,656,658)
Net unrealized holding gain on available-for-sale securities	(502,075)	209,725	(292,350)
Cash flow hedges	(2,050)	825	(1,225)
	$(6,892,558)	$2,760,383	$(4,132,175)

	Millions of yen		
	2002		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income (loss) arising during the year:			
Foreign currency translation adjustments	¥ 19,511	¥ –	¥ 19,511
Minimum pension liability adjustments	(132,882)	55,544	(77,338)
Net unrealized holding gain on available-for-sale securities	(97,342)	40,679	(56,663)
Cash flow hedges	(948)	526	(422)
	(211,661)	96,749	(114,912)
Reclassification adjustments for net loss (gain) included in net loss:			
Foreign currency translation adjustments	475	–	475
Net unrealized holding gain on available-for-sale securities	78,232	(32,701)	45,531
Cash flow hedges	(767)	(275)	(1,042)
	77,940	(32,976)	44,964
Other comprehensive income (loss), net of reclassification adjustments:			
Foreign currency translation adjustments	19,986	–	19,986
Minimum pension liability adjustments	(132,882)	55,544	(77,338)
Net unrealized holding gain on available-for-sale securities	(19,110)	7,978	(11,132)
Cash flow hedges	(1,715)	251	(1,464)
	¥(133,721)	¥ 63,773	¥ (69,948)

	Millions of yen		
	2001		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income (loss) arising during the year:			
Foreign currency translation adjustments	¥ 18,990	¥ –	¥ 18,990
Minimum pension liability adjustments	(314,158)	131,222	(182,936)
Net unrealized holding gain on available-for-sale securities	(55,311)	22,759	(32,552)
Cash flow hedges	2,742	(804)	1,938
	(347,737)	153,177	(194,560)
Reclassification adjustments for net loss (gain) included in net income:			
Foreign currency translation adjustments	1,814	–	1,814
Net unrealized holding gain on available-for-sale securities	(19,652)	8,213	(11,439)
Cash flow hedges	(1,670)	744	(926)
	(19,508)	8,957	(10,551)
Other comprehensive income (loss), net of reclassification adjustments:			
Foreign currency translation adjustments	20,804	–	20,804
Minimum pension liability adjustments	(314,158)	131,222	(182,936)
Net unrealized holding gain on available-for-sale securities	(74,963)	30,972	(43,991)
Cash flow hedges	1,072	(60)	1,012
	¥(367,245)	¥162,134	¥(205,111)

16. COMMITMENTS AND CONTINGENCIES

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥38,599 million ($321,658 thousand) as of March 31, 2003.

Hitachi Capital Corporation (HCC), a financing subsidiary of the Company, provides guarantees to financial institutions for extending loans to customers of HCC. As of March 31, 2003, the undiscounted maximum potential future payments under such guarantees amounted to ¥590,028 million ($4,916,900 thousand) of which ¥139,878 million ($1,165,650 thousand) is covered by consumer credit insurance. The Company has accrued ¥1,751 million ($14,592 thousand) as an obligation to stand ready to perform over the term of the guarantees.

HCC provides certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, HCC provides credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company provides a loan commitment to an affiliated company.

The outstanding balance of the revolving lines of credits, credit facilities and a loan commitment as of March 31, 2003 is as follows:

	Millions of yen	Thousands of U.S. dollars
	2003	2003
Total commitment available	¥664,634	$5,538,617
Amount utilized	(1,897)	(15,809)
Balance available	¥662,737	$5,522,808

A portion of the revolving lines of credit which are pending credit approval cannot be utilized.

The Company and certain of its subsidiaries hold line of credit arrangements with banks in order to secure source of working capital. The unused line of credit as of March 31, 2003 amounted to ¥147,042 million ($1,225,350 thousand).

As of March 31, 2003, outstanding commitments for the purchase of property, plant and equipment were approximately ¥30,214 million ($251,783 thousand).

The Company and its subsidiaries generally warrant its products over respective warranty periods. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. Change in accrued product warranty cost for the year ended March 31, 2003 is as follows:

	Millions of yen	Thousands of U.S. dollars
	2003	2003
Balance at beginning of year	¥ 98,865	$ 823,875
Addition	26,740	222,833
Utilization	(20,987)	(174,891)
Other	679	5,658
Balance at end of year	¥105,297	$ 877,475

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

As of March 31, 2003 and 2002, the companies were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Notes discounted	**¥ 3,639**	¥ 3,452	**$ 30,325**
Notes endorsed	**24,924**	33,062	**207,700**
	¥28,563	¥36,514	**$238,025**

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the financial position and results of operations of the Company and certain subsidiaries.

17. OTHER INCOME AND OTHER DEDUCTIONS

Under the provision of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" the Company and certain subsidiaries recognized impairment losses for the year ended March 31, 2003 in the amount of ¥8,474 million ($70,617 thousand). The majority of the impairment losses were recorded by the Company's Device Development Center, which provides semiconductor product development and design services. The significant decline in the demand for such development resulted from the Company's realignment of the semiconductor operations.

The impairment losses were measured as the amount by which the carrying amount of the assets exceeded their fair values. In calculating those fair values, the Company and certain subsidiaries used present value techniques based on the estimated future cash flows expected to result from the use of the assets and their eventual disposition.

In addition, the Company and certain subsidiaries recorded a net periodic benefit cost of ¥24,857 million ($207,142 thousand) which were generated as the result of adopting EITF Issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" as shown in note 11.

As a part of Hitachi's corporate strategy to realign its organization to cope with the weak global demand for IT related products, intense price competition and continuous economic slow down in Japan, the Company and its subsidiaries reorganized their business structures and recorded restructuring charges of ¥140,433 million for the year ended March 31, 2002. The components of the restructuring charges were as follows:

1. Information & Telecommunication Systems division incurred ¥18,496 million in restructuring charges as the result of a weak demand in IT related products in its telecommunication systems business mainly in North America.
2. Electronic Devices division recorded ¥73,859 million in restructuring costs associated with the withdrawal from cathode ray tubes business for personal computers and realignment of the semiconductor business. The withdrawal from the cathode ray tubes business was related to the division's effort to realign its business to focus its corporate resources on the flat panel display operations. The restructuring cost of the semiconductor business was related to the reorganization of semiconductor product lines and semiconductor facilities, which were necessitated due to the intense competition and general overcapacity in the market. The restructuring charges mainly related to the disposal of property, plant and equipment.
3. Digital Media & Consumer Products division incurred ¥17,735 million in restructuring charges due to the general weakness in consumer demand. The restructuring occurred mainly at the overseas television manufacturing plants and sales network.
4. High Functional Materials & Components division recorded restructuring charges of ¥14,080 million due to the weak demand in its IT related products, particularly the demand for mobile telephone related parts. The restructuring charges mainly related to the disposal of property, plant and equipment.
5. Other divisions incurred restructuring charges of ¥16,263 million with the majority of the restructuring charges related to the disposal of property, plant and equipment.

In addition, the Company recorded a cost of ¥185,105 million primarily for special termination benefits. The special termination benefits accrual of ¥114,266 million as of March 31, 2002, which was related to the voluntary termination of approximately 10,100 employees, was paid by March 31, 2003.

Under the provision of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," certain subsidiaries recognized impairment losses in the amount of ¥46,115 million. Impairment losses amounting to ¥37,442 million, which were classified as restructuring charges, resulted due mainly to the significant decline in demand and prices of semiconductor products.

For the year ended March 31, 2001, the Company recorded a restructuring charge of ¥8,814 million as other deductions, primarily associated with reorganization and streamlining of its domestic and overseas Consumer Products and Power & Industrial Systems divisions. Included in this total were special termination benefits of ¥5,275 million. The special termination benefits accrual of ¥2,371 million as of March 31, 2001, which was related to the voluntary termination of approximately 340 employees, was paid by March 31, 2002.

"Other deductions" for the years ended March 31, 2003 and 2002 and "Other income" for the year ended March 31, 2001 includes the net loss on securities in the amount of ¥660 million ($5,500 thousand) and ¥80,938 million and the net gain on securities in the amount of ¥9,334 million, respectively. In addition, ¥15,651 million of gross realized gains on contributions of available-for-sale securities to pension fund trusts is included in "Other income" for the year ended March 31, 2001. Equity in earnings of affiliated companies included in "Other deduction" for the years ended March 31, 2003 and 2002 and "Other income" for the year ended March 31, 2001 is a loss of ¥15,803 million ($131,692 thousand), ¥35,756 million and a gain of ¥2,559 million, respectively.

For the year ended March 31, 2003 net gain on sale and disposal of rental assets and other property, classified as "Other income," amounted to ¥23,658 million ($197,150 thousand) while net loss on sale and disposal of rental assets and other property of ¥15,150 million and ¥7,776 million were included in "Other deductions" for the years ended March 31, 2002 and 2001, respectively.

18. NET INCOME (LOSS) PER SHARE INFORMATION

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

			Number of shares
	2003	2002	2001
Weighted average number of shares on which basic net income (loss) per share is calculated	**3,351,624,705**	3,337,850,007	3,337,926,578
Effect of dilutive securities:			
5th series convertible debentures	–	–	28,442,656
6th series convertible debentures	–	–	49,502,986
7th series convertible debentures	–	–	128,944,696
Number of shares on which diluted net income (loss) per share is calculated	**3,351,624,705**	3,337,850,007	3,544,816,916

			Millions of yen	Thousands of U.S. dollars
	2003	2002	2001	**2003**
Net income (loss) applicable to common stockholders	**¥27,867**	¥(483,837)	¥104,380	**$232,225**
Effect of dilutive securities:				
5th series convertible debentures	–	–	325	–
6th series convertible debentures	–	–	831	–
7th series convertible debentures	–	–	2,065	–
Other	**(402)**	–	(119)	**(3,350)**
Net income (loss) on which diluted net income (loss) per share is calculated	**¥27,465**	¥(483,837)	¥107,482	**$228,875**

			Yen	U.S. dollars
Net income (loss) per share:				
Basic	**¥8.31**	¥(144.95)	¥31.27	**$0.07**
Diluted	**8.19**	(144.95)	30.32	**0.07**

The net loss per share computation for the year ended March 31, 2002 excludes all series convertible debentures because their effect would have been antidilutive. The net income per share computation for the year ended March 31, 2003 excludes 6th and 7th series convertible debentures because their effect would have been antidilutive. In addition, 5th series convertible debentures were redeemed in March 2002.

19. SUPPLEMENTARY INCOME INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Research and development expense	**¥377,154**	¥415,448	¥435,579	**$3,142,950**
Advertising expense	**52,165**	55,075	50,940	**434,708**
Rent	**156,552**	155,237	148,463	**1,304,600**
Exchange (gain) loss	**18,262**	(7,424)	11,307	**152,183**

20. SUPPLEMENTARY CASH FLOWS INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Cash paid during the year for:				
Interest	**¥35,932**	¥ 52,881	¥ 50,073	**$299,433**
Income taxes	**94,013**	159,132	126,019	**783,442**

Convertible debentures issued by the Company of ¥556 million in 2002 and ¥32 million in 2001 were converted into common stock. Convertible debentures issued by subsidiaries of ¥4,728 million ($39,400 thousand) in 2003, ¥579 million in 2002 and ¥2,305 million in 2001 were converted into subsidiaries' common stock. Capital lease assets of ¥4,050 million ($33,750 thousand) in 2003, ¥3,874 million in 2002 and ¥4,672 million in 2001 were capitalized.

During the years ended March 31, 2003 and 2001, the Company acquired and integrated some of its subsidiaries and affiliates through exchange of equity securities procedure as shown in note 24.

The proceeds from sale of securities classified as available-for-sale discussed in note 3 are included in both "(Increase) decrease in short-term investments" and "Proceeds from sale of investments and subsidiaries' common stock" on the consolidated statements of cash flows.

21. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximate 30% of their sales from overseas. These sales are mainly denominated in U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate.

The financing subsidiaries in London, New York and Singapore issue U.S. dollar denominated, variable rate, medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate and interest rate.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company's policy that the Company and its subsidiaries do not enter into derivative financial instruments for any purpose other than hedging purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with their policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debts to fix cash flows from long-term debts denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company's and its subsidiaries' exposure to interest rate risk is related principally to long-term debt obligations. These debt obligations expose the Company and its subsidiaries to variability in the future cash outflow of interest payments due to changes in interest rates. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and its subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows resulting from interest rate risk. The interest rate swaps principally change the variable-rate cash flows on debt obligations to fixed-rate cash flows principally associated with medium-term notes by entering into receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and its subsidiaries receive variable interest rate payments and make fixed interest rate payments, thereby creating fixed-rate long-term debt. The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions and cross currency swap agreements associated with financing transactions.

The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2003, 2002 and 2001, respectively.

Cash flow hedge

Foreign Currency Exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions and recognized assets and liabilities are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2003, 2002 and 2001.

It is expected that approximately gains of ¥130 million ($1,083 thousand) of AOCI relating to existing forward exchange contracts will be reclassified into other income and other deductions during the year ending March 31, 2004.

As of March 31, 2003, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 12 months.

Interest Rate Exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2003, 2002 and 2001 includes losses of ¥497 million ($4,142 thousand), gains of ¥667 million and losses of ¥1,357 million, respectively, which represents the component excluded from the assessment of hedge effectiveness.

During the year ending March 31, 2004, approximately losses of ¥476 million ($3,967 thousand) of AOCI related to the interest rate swaps are expected to be reclassified into interest charges as a yield adjustment of the hedged debt obligations.

The contract or notional amounts of derivative financial instruments held as of March 31, 2003 and 2002 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Forward exchange contracts:			
To sell foreign currencies	**¥187,093**	¥105,054	**$1,559,108**
To buy foreign currencies	**27,584**	15,489	**229,867**
Cross currency swap agreements:			
To sell foreign currencies	**51,789**	71,798	**431,575**
To buy foreign currencies	**128,717**	170,802	**1,072,642**
Interest rate swaps	**484,961**	606,847	**4,041,342**

22. CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions, because those are diversified and spread globally.

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investment in securities

The fair value of investment in securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the companies' incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements and interest rate swaps are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2003 and 2002 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2003		2002		**2003**	
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investment in securities:						
Short-term investments	**¥ 186,972**	**¥ 186,972**	¥ 178,933	¥ 178,933	**$ 1,558,100**	**$ 1,558,100**
Investments and advances ..	**299,143**	**299,138**	446,148	446,139	**2,492,858**	**2,492,817**
Derivatives (Assets):						
Forward exchange contracts	**668**	**668**	225	225	**5,567**	**5,567**
Cross currency swap agreements	**279**	**279**	3,456	3,456	**2,325**	**2,325**
Interest rate swaps	**1,921**	**1,921**	2,672	2,672	**16,008**	**16,008**
Long-term debt	**(2,014,738)**	**(2,064,192)**	(2,164,386)	(2,222,585)	**(16,789,483)**	**(17,201,600)**
Derivatives (Liabilities):						
Forward exchange contracts	**(1,333)**	**(1,333)**	(3,128)	(3,128)	**(11,108)**	**(11,108)**
Cross currency swap agreements	**(3,045)**	**(3,045)**	(7,778)	(7,778)	**(25,375)**	**(25,375)**
Interest rate swaps	**(3,853)**	**(3,853)**	(3,021)	(3,021)	**(32,108)**	**(32,108)**

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31,2003 and 2002 totaled ¥75,860 million ($632,167 thousand) and ¥73,639 million, respectively.

24. MERGER AND ACQUISITION

On May 28, 2002, the Company signed a share exchange agreement with Hitachi Unisia Automotive, Ltd., former UNISIA JECS Corporation (UJ), to assume full ownership of UJ by exchanging 0.197 shares of the Company's common stock for each share of UJ common stock outstanding. The Company and UJ obtained third party valuations of the respective share prices which were used as a basis in negotiating the share exchange ratio. On October 1, 2002, the Company issued 25,143,245 shares of common stock, in the amount of ¥23,635 million ($196,958 thousand) based on the quoted market price of ¥940 ($7.83) per share as of the announcement date, April 18, 2002, for exchange with the UJ registered shareholders as of September 30, 2002.

UJ manufactures automotive systems and components that support every area of basic vehicle function. The Company has strategically targeted the automotive products business and the purpose of making UJ a wholly owned subsidiary is to further expand this business.

The effects of the acquisition to the balance sheet as of October 1, 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 68,427	$ 570,225
Non-current assets	121,248	1,010,400
Goodwill	10,435	86,958
Current liabilities	(99,453)	(828,775)
Non-current liabilities	(76,120)	(634,333)
Net assets acquired	(23,635)	(196,958)
Net assets previously acquired	(902)	(7,517)

The results of operations of UJ for the period from October 1, 2002 to March 31, 2003 are included in the accompanying consolidated statements of income. On a pro forma basis, revenue, net income and the per share information of the Company, with assumed acquisition dates for UJ of April 1, 2002 and 2001, respectively, would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2003 and 2002.

On December 31, 2002, the Company purchased a majority ownership in a company to which hard disk drive operations and related intellectual property portfolio had been transferred from International Business Machines Corp. (IBM) for a total cash purchase price, subject to adjustment, of ¥243,480 million ($2,029,000 thousand). This purchase price adjustment may reduce the purchase price and the amount of goodwill recorded upon acquisition. The purchase price is payable in three installments, of which the first installment payment was paid on December 31, 2002 with the remaining payments due in December 2003 and 2005.

On January 1, 2003, this company began operating as Hitachi Global Storage Technologies Netherlands B.V. (HGST). HGST offers full array of hard-disk and this acquisition will complement and expand the Company's product portfolio, production capacity, research and development and distribution channel globally.

Upon closing, the Company obtained full voting rights to HGST and, as a result, has consolidated all of its assets and liabilities in the consolidated balance sheet, with the remaining installment payments recorded as liabilities.

The effects of this purchase as of December 31, 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 106,357	$ 886,312
Non-current assets	184,326	1,536,050
Goodwill	13,653	113,771
Current liabilities	(24,737)	(206,141)
Non-current liabilities	(32,159)	(267,992)
Net assets acquired	(247,440)	(2,062,000)

The purchase price upon closing is as follows:

	Millions of yen	Thousands of U.S. dollars
Cash paid to IBM as of December 31, 2002	¥169,680	$1,414,000
Cash to be paid to IBM	73,800	615,000
Direct acquisition costs	3,960	33,000
Total purchase price	¥247,440	$2,062,000

In-process research and development assets amounting to ¥2,787 million ($23,224 thousand) have been acquired as part of the purchase and have been written off at the date of acquisition as these assets are considered as not having alternative use. The write-off has been recorded as selling, general and administrative expenses.

The results of operations of the acquired company on December 31, 2002 are included in the accompanying consolidated statements of income. On a pro forma basis, revenue, net loss and the per share information of the Company, with assumed acquisition dates of April 1, 2002 and 2001, respectively, are as follows:

	Unaudited		
	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Revenue	**¥8,541,202**	¥8,480,778	**$71,176,683**
Net loss	**(149,891)**	(529,055)	**(1,249,092)**

	Yen		U.S. dollars
	2003	2002	**2003**
Basic net loss	**¥(44.72)**	¥(158.50)	**$(0.37)**
Diluted net loss	**(44.84)**	(158.50)	**(0.37)**

On October 1, 2000, Hitachi Credit Corporation acquired all common stock of Hitachi Leasing, Ltd. in exchange for 13,386,240 shares of Hitachi Credit Corporation's common stock. Prior to this transaction, the ownership of Hitachi Credit Corporation, a core financial service business, and Hitachi Leasing, Ltd., a leasing and other corporate financing service business, were 53.4% and 50.0%, respectively. Consequently, the surviving entity changed its name to Hitachi Capital Corporation and became the Company's 53.0% owned subsidiary. The merger was accounted for using the purchase method and the Company consolidated Hitachi Leasing, Ltd. and its subsidiaries as if it had been merged effective April 1, 2000. The excess of purchase price over net assets acquired of the 50% interest in Hitachi Leasing, Ltd. not previously owned by the Company was not material.

The effects of the purchase to the balance sheet as of April 1, 2000 are as follows:

	Millions of yen
Cash and cash equivalent	¥ 49,768
Investment in leases	736,505
Other assets	73,018
Short-term and long-term debt	(743,985)
Other liabilities	(90,532)

On a pro forma basis, revenue, net income and the per share information of the Company, with the assumed acquisition of April 1, 1999, would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2000.

On October 1, 2000, Kokusai Electric Co., Ltd. merged into Yagi Antenna Co., Ltd. and Hitachi Denshi, Ltd. and changed its name to Hitachi Kokusai Electric Inc. Prior to the merger, Kokusai Electric Co., Ltd. and Yagi Antenna Co., Ltd., manufacturers and distributors of wireless telecommunication equipment, were 26.7% and 40.9% owned affiliates of the Company. Hitachi Denshi Co., Ltd., a manufacturer and distributor of broadcasting and telecommunication equipment, was a 63.7% owned subsidiary of the Company. Kokusai Electric Co., Ltd. issued common stock in exchange for common stock of Yagi Antenna Co., Ltd. and Hitachi Denshi, Ltd. As a result, Hitachi Kokusai Electric Inc. became a 37.4% owned affiliate of the Company and is accounted for using the equity method. Total assets and net assets of Hitachi Denshi, Ltd. and its subsidiaries as of September 30, 2000 amounted to approximately ¥56,959 million and ¥23,237 million, respectively.

On October 31, 2000, Hitachi Consulting Corporation (former Experio Solutions Corporation (Experio)), a wholly owned subsidiary of the Company, acquired the e-business consulting department of Grant Thornton LLP for ¥15,674 million in cash. In addition, Experio issued its common stock valued at ¥1,601 million to the department partners in lieu of a cash payment, and accordingly became a 91.4% owned subsidiary of the Company. The acquisition was recorded under the purchase method and the results of operations of the acquired e-business consulting have been included in the consolidated financial statements since the date of acquisition. This transaction resulted in an excess of purchase price over net assets acquired of ¥15,895 million, which was amortized on the straight-line method over 10 years. The amortization has been terminated effective April 1, 2002, with the implementation of SFAS No. 142, "Goodwill and Other Intangible Assets."

The allocation of acquisition costs to the assets and liabilities acquired is as follows:

	Millions of yen
Assets acquired	¥ 2,009
Goodwill	15,895
Liabilities assumed	(263)
Common stock issued to department partners	(1,601)
Direct acquisition costs	(366)
Cash paid to Grant Thornton	(15,674)

On a pro forma basis, revenue, net income and the per share information of the Company with the assumed acquisition of April 1, 2000 and 1999 would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2001 and 2000.

25. STOCK OPTION PLANS

The Company has two stock option plans under which non-employee directors and certain employees have been granted stock options to purchase the Company's common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant, are exercisable from one year after the date of grant and expire 5 years after the date of grant. Under APB No. 25, the Company recognized no compensation expense related to employee stock options for the years ended March 31, 2003, 2002 and 2001 as no options were granted at a price below the market price on the day of the grant.

A summary of stock option plans activity for the years ended March 31, 2003, 2002 and 2001 is as follows:

	2003		2002		2001		**2003**
	Stock options (shares)	Weighted-average exercised price	Stock options (shares)	Weighted-average exercised price	Stock options (shares)	Weighted-average exercised price	Weighted-average exercised price
Outstanding at beginning of year	**1,437,000**	**¥1,314**	527,000	¥1,451	–	¥ –	**$11**
Granted	**–**	**–**	1,090,000	1,270	527,000	1,451	**–**
Forfeited	**(272,000)**	**1,311**	(180,000)	1,451	–	–	**11**
Outstanding at end of year	**1,165,000**	**¥1,314**	1,437,000	¥1,314	527,000	¥1,451	**$11**

	2003	2002	2001
Weighted-average remaining contractual life	**3.1 years**	4.1 years	4.3 years
Options exercisable at end of year	**1,165,000 shares**	347,000 shares	–

The exercise prices of the stock options outstanding as of March 31, 2003 are ¥1,451 ($12.09) and ¥1,270 ($10.58).

In addition, in April 2003, the Board of Directors decided to propose the adoption of stock option plans for non-employee directors, executive officers and certain employees to general shareholders' meeting to be held in June 2003. In accordance with the proposals, options to purchase the Company's common stock less than 1,500,000 shares were granted at prices not less than market value at the date of grant, are exercisable from one year after the date of grant and expire 4 years after the date of grant.

26. SUBSEQUENT EVENTS

On April 1, 2003, Renesas Technology Corp., which focuses on system LSI (Large Scale Integration) operation, was incorporated through a corporate split procedure, where Semiconductor & Integrated Circuits operations of the Company and Mitsubishi Electric Corporation were spun-off. Renesas Technology Corp. was capitalized with ¥50,000 million ($416,667 thousand) through the issuance of 5,000,000 shares of common stock. The Company and Mitsubishi Electric Corporation received 2,750,000 shares and 2,250,000 shares, respectively. Renesas Technology Corp. is to be accounted for under the equity method by the Company as major decisions require consensus between the Company and Mitsubishi Electric Corporation in accordance with the joint venture agreement and assets and liabilities of the operations will be excluded from the consolidated balance sheet. Total assets and net assets of the operations as of April 1, 2003 amounted to approximately ¥596,118 million ($4,967,650 thousand) and ¥147,443 million ($1,228,692 thousand), respectively.

On April 28, 2003, the Company decided to issue up to ¥300,000 million ($2,500,000 thousand) of straight bonds by May 2005. On May 27, 2003, the Company issued ¥80,000 million ($666,667 thousand) of straight bonds with a 0.72% interest rate. These bonds, which are unsecured with interest payable semi-annually, are due May 27, 2013.

As indicated in note 14, at the ordinary general shareholders' meeting on June 26, 2002, the Company was approved to acquire up to 300,000,000 shares of its common stock for an aggregate acquisition price not exceeding ¥300,000 million as treasury stock pursuant to the Japanese Commercial Code. On April 28, 2003, the Company announced that it would acquire up to 80,000,000 shares of its common stock for an aggregate acquisition price not exceeding ¥30,000 million ($250,000 thousand). The share purchase is specifically limited to shares traded during the period from May 1 through May 30, 2003 on the Tokyo Stock Exchange. The Company acquired a total of 66,338,000 shares for ¥29,934 million ($249,450 thousand) during this period.

INDEPENDENT AUDITORS' REPORT


KPMG

To the Shareholders and Board of Directors of
Hitachi, Ltd.:

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2003, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the omission of segment information, as discussed in the third paragraph, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Hitachi, Ltd. and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in Note 2 to the consolidated financial statements.

KPMG

KPMG
Tokyo, Japan
May 15, 2003, except as to Note 26, which is as of May 30, 2003

FIVE-YEAR SUMMARY

Hitachi, Ltd. and Subsidiaries

					Millions of yen
	2003	2002	2001	2000	1999
For the year:					
Net sales	**¥ 8,191,752**	¥7,993,784	¥8,416,982	¥8,001,203	¥7,977,374
Operating income (loss) (note)	**152,967**	(117,415)	342,312	174,364	(34,074)
Net income (loss)	**27,867**	(483,837)	104,380	16,922	(327,611)
Cash dividends declared	**20,107**	10,013	36,716	20,026	18,357
Capital investment (Property, plant and equipment)	**787,496**	856,279	971,095	574,642	585,718
Depreciation (Property, plant and equipment)	**480,274**	529,418	505,507	541,253	547,022
R&D expenditures	**377,154**	415,448	435,579	432,342	496,728
At year-end:					
Total assets	**10,179,389**	9,915,654	11,246,608	9,983,361	9,847,742
Net property, plant and equipment	**2,601,050**	2,514,424	2,674,957	2,554,749	2,607,607
Stockholders' equity	**1,853,212**	2,304,224	2,861,502	2,987,687	3,006,015
					Yen
Per share information:					
Net income (loss):					
Basic	**¥ 8.31**	¥(144.95)	¥ 31.27	¥ 5.07	¥ (98.15)
Diluted	**8.19**	(144.95)	30.32	4.99	(98.15)
Net income (loss) per ADS (representing 10 shares):					
Basic	**83**	(1,450)	313	51	(982)
Diluted	**82**	(1,450)	303	50	(982)
Cash dividends declared	**6.0**	3.0	11.0	6.0	5.5
Cash dividends declared per ADS (representing 10 shares)	**60**	30	110	60	55
Stockholders' equity	**550.76**	690.28	857.27	895.08	900.57
Number of employees	**339,572**	321,517	340,939	337,911	328,351

Note: In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the adoption of EITF Issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" are included as part of operating income (loss) for the years ended March 31, 2003, 2002 and 2001. See the consolidated statements of income and note 17 to the consolidated financial statements.

The restructuring charges mainly represent impairment losses incurred with the reorganization of our business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio. The restructuring charges and net loss on sale and disposal of rental assets and other property for the years ended March 31, 2000 and 1999 totaled ¥72,819 million and ¥145,161 million, respectively.

CORPORATE DATA
(As of March 31, 2003)

CORPORATE NAME
Hitachi, Ltd.
(Kabushiki Kaisha Hitachi Seisakusho)

PRINCIPAL OFFICE
6, Kanda-Surugadai 4-chome,
Chiyoda-ku, Tokyo 101-8010, Japan

FOUNDED
1910 (Incorporated in 1920)

NUMBER OF EMPLOYEES
339,572

NUMBER OF SHARES ISSUED
Common Stock: 3,368,124,286 shares

NUMBER OF SHAREHOLDERS
421,138

TRANSFER AGENT FOR THE SHARES
Tokyo Securities Transfer Agent Co., Ltd.
5-1, Marunouchi, 1-chome, Chiyoda-ku,
Tokyo, 100-0005, Japan
TEL: +81-3-3212-4611

DEPOSITARY AND REGISTRAR FOR AMERICAN DEPOSITARY RECEIPTS
(New York Stock Exchange Listed Symbol — HIT)
Citibank, N.A.
111 Wall Street, 20th Floor
New York, New York 10005, USA

TEL:U.S.A. 1-877-CITI-ADR(248-4237)(toll-free)
International +1-816-843-4281
E-mail: citibank@em.fcnhd.com
URL: www.citibank.com/adr

OVERSEAS STOCK EXCHANGE LISTINGS
Luxembourg, Frankfurt, Amsterdam,
Paris and New York stock exchanges

JAPANESE STOCK EXCHANGE LISTINGS
Tokyo, Osaka, Nagoya, Fukuoka
and Sapporo stock exchanges

INDEPENDENT AUDITORS
KPMG

URL
http://global.hitachi.com

FOR FURTHER INFORMATION, PLEASE CONTACT:
INVESTOR RELATIONS
JAPAN
Hitachi, Ltd.
6, Kanda-Surugadai 4-chome,
Chiyoda-ku, Tokyo 101-8010
TEL: +81-3-3258-1111
E-mail: IR@hdq.hitachi.co.jp

U.S.A.
Hitachi America, Ltd.
Hitachi Plaza, 2000 Sierra Point Parkway, Brisbane,
California 94005-1835
TEL: +1-650-244-7902
E-mail: investor.info@hal.hitachi.com

U.K.
Hitachi Europe Ltd.
Whitebrook Park, Lower Cookham Road,
Maidenhead Berkshire SL6 8YA
TEL: +44-1628-585379
E-mail: investor.info@hitachi-eu.com

CHINA
Hitachi (China) Investment, Ltd.
Room No. 1209, Beijing Fortune Bldg.,
5 Don San Huan Bei Lu, Cao Yang District, Beijing 100004
TEL: +86-10-6590-8141

HITACHI

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